Form 10KSB40, Exhibit 13
period 1999-12-31
STEELTON BANCORP INC
filed 2000-03-27
CIK 1081212

EXHIBIT 13

                             STEELTON BANCORP, INC.


                       1999 ANNUAL REPORT TO STOCKHOLDERS

                             STEELTON BANCORP, INC.
                                  ANNUAL REPORT







TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Letter to Stockholders ....................................................    1

Corporate Profile and Stock Price Information .............................    2

Selected Financial Ratios and Other Data ..................................    3

Management's Discussion and Analysis ......................................    4

Independent Auditor's Report ..............................................   13

Consolidated Financial Statements .........................................   14

Notes to Consolidated Financial Statements ................................   20

Corporate Information .....................................................   42

                       [Steelton Bancorp, Inc. Letterhead]






To Our Stockholders:

On behalf of our Board of Directors and employees, we are pleased to present the first Annual Report to Stockholders of Steelton Bancorp, Inc. (the "Company"). As you will see from the Annual Report, 1999 was an eventful year for the Company and its wholly-owned subsidiary, Mechanics Savings Bank (the "Bank").

On July 8, 1999, the Bank successfully completed its conversion from the mutual to stock form of organization and the concurrent public offering of 385,000 shares of the Company's common stock (the "Conversion"). Net proceeds to the Company and the Bank from the Conversion were approximately $3.5 million.

For the fiscal year ended December 31, 1999, the Company earned $182,000 or $.47 per share, as compared to net income of $100,000 for the fiscal year ended December 31, 1998. The increase in net income was primarily attributable to the net proceeds received from the Conversion.

At December 31, 1999, the Company's assets totaled $53.9 million, as compared to $41.5 million at December 31, 1998. Stockholders' equity was $6.8 million or $17.66 per share at December 31, 1999, as compared to retained earnings of $3.7 million at December 31, 1998. The increase in assets and stockholders' equity was primarily attributable to the net proceeds received from the Conversion.

We are pleased to announce that our bank entered the new millennium without any Y2K computer problems. Two years of planning, testing and the dedication of our employees allowed us to enter the New Year successfully. As we move forward, we plan to proceed with long anticipated expansion plans for our Steelton office. During 1999 we were able to purchase property to the north and adjoining our main office building and next to property we purchased back in 1988 for this purpose. Arrangements have been made to clear the buildings from these properties so that we can begin construction of much needed parking for the convenience of our customers. Plans also call for the addition of a drive-through window complete with a 24 hour full-service ATM. The year 2000 proves to be an eventful year as we celebrate the Bank's 100 years of continuous service to the Borough of Steelton and surrounding communities.

We sincerely appreciate the confidence shown by our customers and local community during the Conversion. The goal of your Board of Directors and Management is to continuously strive to enhance your investment in the Company.

Sincerely,



/s/Harold E. Stremmel
---------------------
Harold E. Stremmel
President and Chief Executive Officer

CORPORATE PROFILE

Steelton Bancorp, Inc. (the "Company") is the parent company for Mechanics Savings Bank (the "Bank"). The Company was formed as a Pennsylvania corporation in February 1999 at the direction of the Bank in connection with the Bank's conversion from a mutual to stock form of ownership (the "Conversion"). The Company acquired all of the capital stock issued by the Bank upon its conversion. On July 8, 1999, the Bank completed its conversion in connection with a $3.85 million initial public offering of the Company's common stock. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, the Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Conversion.

Mechanics Savings Bank, founded in 1900 under the name "Mechanics Building and Loan Association of Steelton," is a federally-chartered stock savings bank headquartered in Steelton, Pennsylvania. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the "OTS") and its deposits are federally insured by the Savings Association Insurance Fund (the "SAIF"), as administered by the Federal Deposit Insurance Corporation (the "FDIC") . The Bank is a member of, and owns capital stock in, the Federal Home Loan Bank (the "FHLB") of Pittsburgh, one of the twelve regional banks in the FHLB system.

The Bank operates a traditional savings bank business, attracting deposits accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by one- to four-family residential real estate.

STOCK PRICE INFORMATION

The Company's common stock has been traded on the OTC-Bulletin Board under the trading symbol of "SELO" since it commenced trading on July 9, 1999. The following table reflects the high and low bids for the Company's common stock during the quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                              Dividends per
1999                                          High      Low    share Declared
----                                          ----      ---    --------------

Third Quarter (beginning July 9, 1999)      $11.00   $10.50           --

Fourth Quarter                              $11.00    $8.75        $0.08

The number of shareholders of record of common stock as of February 29, 2000, was approximately 206. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At February 29, 2000, there were

377,000 shares outstanding. There were no dividends paid by the Company during the fiscal year ended December 31, 1999. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory requirements imposed by the OTS.


SELECTED FINANCIAL RATIOS AND OTHER DATA

                                                    At or For the Years Ended
                                                 -------------------------------
                                                           December 31
                                                 -------------------------------

                                                   1999       1998       1997
                                                 -------    -------    -------
Return on average assets ......................     0.38%      0.25%      0.43%
Return on average equity ......................     3.84       2.77       4.62
Average equity to average assets ..............    10.00       9.14       9.41
Equity to assets at period end ................    12.57       8.91       9.70
Average interest-earning assets to average
    interest-bearing liabilities ..............   107.42     106.37     107.68
Net interest rate spread(1) ...................     2.45       2.58       2.56
Net interest margin(2) ........................     2.77       2.88       2.93
Non-performing loans to total loans ...........     1.65       1.16       1.84
Allowance for loan loss to total loans ........     0.53       0.60       0.39
Allowance for loan losses to non-
   performing loans ...........................    31.92      51.55      21.32

-------------------
(1) Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2)  Net interest income as a percentage of average interest earning assets.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following is a discussion of the financial condition and results of operations of the Company and the Bank, and should be read in conjunction with the accompanying Consolidated Financial Statements.

Forward - Looking Statements

         This document contains statements that project the future operations of the Company which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in these forward-looking statements. Statements concerning future performance, developments, events, expectations for growth and market forecasts, and any other guidance on future periods, constitute forward-looking statements which are subject to a number of risks and uncertainties, including interest rate fluctuations and government and regulatory actions which might cause actual results to differ materially from stated expectations or estimates.

GENERAL

         The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Bank's mutual-to-stock conversion. The following discussion relates only to the Bank's financial condition and results of operations.

         The Bank's results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest the Bank earns on its interest-earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's results of operations are also affected by non-interest income, including, primarily, income from customer deposit account service charges, gains and losses from the sale of investments and mortgage-backed securities and non-interest expense, including, primarily, compensation and employee benefits, federal deposit insurance premiums, office occupancy cost, and data processing cost. The Bank's results of operations are also affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond the Bank's control.

MARKET RISK ANALYSIS

         Qualitative Analysis. Because the majority of the Bank's assets and liabilities are sensitive to changes in interest rates, the Bank's most significant form of market risk is interest rate risk.

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates and by originating loans with shorter terms to maturity such as construction, commercial and consumer loans. In addition, the Bank has invested in adjustable-rate mortgage-backed securities as an interest rate risk management strategy.

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at December 31, 1999, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.

       Changest                      Net Portfolio Value
      in Market                      -------------------
    Interest Rates      $ Amount          $ Change       % Change   NPV Ratio(1)
    --------------      -----------       ------------   ---------- ------------
    (basis points)         (Dollars in Thousands)
         +300           1,857               -3,894         -68%         3.86%
         +200           3,174               -2,577         -45%         6.39%
         +100           4,530               -1,221         -21%         8.82%
            0           5,751                                          10.87%
         -100           6,816                1,065         +19%        12.55%
         -200           7,280                1,529         +27%        13.19%
         -300           7,451                1,700         +30%        13.35%


---------------
(1)  Calculated as the estimated NPV divided by present value of total assets.

         Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in market rates of interest. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as many borrowers may be unable to service their debt in the event of an interest rate increase.

         The Bank's Board of Directors reviews the Bank's asset and liability policies on an annual basis. The Board of Directors meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies. The Bank expects that its asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Financial Condition

         Assets increased $12.4 million or 29.9% to $53.9 at December 31, 1999 from $41.5 million at December 31,1998. The increase was primarily attributable to a net increase in loans receivable of $4.2 million, a net increase in investment securities of $6.8 million and an increase in cash and cash equivalents of $900,000.

         The loan receivable increase of $4.2 million was primarily attributable to a strong increase in loan originations in the third and fourth quarters of 1999. The $6.8 million increase in investment securities was primarily attributable to proceeds from the Conversion and investment of excess liquidity. Cash and cash equivalents increased by $900,000 as a result of regulatory required additional cash reserves at December 31, 1999 due to year 2000 concerns.

         The Company's total liabilities increased $9.3 million or 24.6% to $47.1 million at December 31, 1999 from $37.8 million at December 31, 1998. The increase was primarily attributable to a $5.0 million increase in deposits and a $4.0 million increase in advances from the Federal Home Loan Bank (the "FHLB").

         Stockholders' equity increased $3.1 million to $6.8 million or 12.6% of total assets at December 31, 1999, as compared to retained earnings of $3.7 million or 8.9% of total assets at December 31, 1998. The increase is primarily attributable to the Conversion and net income.

Average Balance Sheet

         The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. Average balances are based upon month-end balances, however, the Company does not believe the use of month-end balances differs significantly from an average based upon daily balances. There have been no tax equivalent adjustments made to yields.

                                                                      Year Ended December 31,
                                                ------------------------------------------------------------------
                                                           1999                                1998
                                                --------------------------------  --------------------------------
                                                                      Average                             Average
                                                 Average               Yield/      Average                 Yield/
                                                 Balance Interest      Cost        Balance   Interest       Cost
                                                 ------- --------     -------       -------  --------     -------
                                                                      (Dollar in thousands)
Interest-earning assets:
  Loans receivable(1)                            $28,035   $2,267       8.09%      $29,889   $2,537         8.49%
  Investment securities                           13,527      823       6.08         5,660      259         4.58
  Other interest-earning assets                    3,491      100       2.86         2,203       84         3.81
                                                  ------    -----                   ------    -----
     Total interest-earning assets                45,053    3,190       7.08        37,752    2,880         7.63
                                                            -----                             -----
Noninterest-earning assets                         2,395                             1,800
                                                  ------                            ------
     Total assets                                $47,448                           $39,552
                                                  ======                            ======

Interest-bearing liabilities:
  NOW and commercial checking                    $ 3,749       21       0.56       $ 1,936       16         0.82
  Savings accounts                                 4,392      115       2.62         3,670       97         2.65
  Money market accounts                            1,936       47       2.43         1,389       34         2.43
  Certificates of deposit                         21,209    1,170       5.52        18,351    1,066         5.81
  Other liabilities                               10,656      589       5.53        10,147      581         5.72
                                                  ------    -----                   ------    -----
     Total interest-bearing liabilities           41,942    1,942       4.63        35,493    1,794         5.05
                                                            -----                             -----
Noninterest-bearing liabilities                      763                               443
                                                  ------                            ------
     Total liabilities                            42,705                            35,936
                                                  ------                            ------

Stockholders' equity                               4,743                             3,616
                                                  ------                            ------
     Total liabilities and stockholders'         $47,448                           $39,552
                                                  ======                            ======
equity

Net interest income                                       $ 1,248                           $ 1,086
                                                           ======                            ======
Interest rate spread(2)                                                 2.45%                               2.58%
                                                                        ====                                ====
Net yield on interest-earning assets(3)                                 2.77%                               2.88%
                                                                        ====                                ====
Ratio of average interest-earning assets to
  average interest-bearing liabilities                                107.42%                             106.37%
                                                                      ======                              ======

-------------
(1)  Average balances include non-accrual loans.
(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

         The table below sets forth certain information regarding changes in the Company's interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                       Year Ended December 31,              Year Ended December 31,
                                             1999 vs. 1998                       1998 vs. 1997
                                     ---------------------------           ----------------------------
                                         Increase (Decrease)                   Increase (Decrease)
                                               Due to                                Due to
                                               ------                                ------

                                                     Rate/                                       Rate/
                                  Volume   Rate     Volume    Net     Volume   Rate     Volume    Net
                                  ------   -----    ------   -----    ------   ----     ------   -----
                                                           (In thousands)

Interest income:
 Loans receivable .............   $(157)   $(120)   $   7    $(270)   $(185)   $  70    $  (5)   $(120)
 Investment securities ........     360       85      118      563      148       --        1      149
 Other interest-earning assets       49      (21)     (12)      16      (31)      (7)      (3)      21
                                  -----    -----    -----    -----    -----    -----    -----    -----
  Total interest-earning assets   $ 252    $ (56)   $ 113    $ 309    $  (6)   $  63    $  (7)   $  50
                                  =====    =====    =====    =====    =====    =====    =====    =====
Interest expense:
 Commercial checking and
    NOW accounts ..............   $  15    $  (5)   $  (4)   $   6    $   7    $  (2)   $  (1)   $   4
 Savings account ..............      19       (1)      --       18       14       --       --       14
 Money market accounts ........      13       --       --       13        8       (3)      (1)       4
 Certificates of deposit ......     166      (53)      (8)     105       57      (18)      (1)      38
 Other liabilities ............      29      (19)      (1)       9      (25)     (16)       1      (40)
                                  -----    -----    -----    -----    -----    -----    -----    -----
 Total interest-bearing
    liabilities ...............   $ 242    $ (78)   $ (13)   $ 151    $  61    $ (39)   $  (2)   $  20
                                  =====    =====    =====    =====    =====    =====    =====    =====
Net change in interest income..   $  10    $  22    $ 126    $ 158    $ (67)   $ 102    $  (5)   $  30
                                  =====    =====    =====    =====    =====    =====    =====    =====

Results of Operations

         Net Income. The Company's net income increased $82,000 for the year ended December 31, 1999, to $182,000 from $100,000 for the year ended December 31, 1998. This increase was primarily attributable to a $163,000 increase in the Company's net interest income and a $89,000 increase in the Bank's non-interest income, partially offset by a $172,000 increase in non-interest expense.

         Net Interest Income. Net interest income is the most significant component of the Company's income from operations. Net interest income is the difference between interest the Company received on its interest-earning assets, primarily loans, investment and mortgage-backed securities and interest the Company pays on its interest-bearing liabilities, primarily deposits and advances from the FHLB. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

         Net interest income increased $163,000 or 15.1%, to $1.2 million for the year ended December 31, 1999, as compared to the year ended December 31, 1998. The increase was primarily due to the growth in average interest-earning assets to $45.1 million in 1999 from $37.8 million in 1999 partially offset by a decline in the Company's interest rate spread to 2.45% for 1999 compared to 2.58% for 1998.

         The increase in average interest-earning assets of $7.3 million primarily reflects $7.9 million increase in average investment securities partially offset by average decreases in loans and other interest earning assets.

         Net yield on interest-earning assets decreased to 7.08% for 1999 compared to 7.63% for 1998, partially offset by a decrease in the Company's average cost on interest-bearing liabilities to 4.63% for 1999 compared to 5.05% for 1998. The decrease in the Company's average yield on interest-earning assets was due primarily to a decline in the average yield on loans to 8.09% for 1999 compared to 8.49% for 1998 offset somewhat by an increase in the yield on investment securities. The increase in the Company's average yield on its investment securities to 6.08% from 4.58% was due primarily to higher yields on investment securities purchased in 1999.

         The increase in average interest-bearing liabilities of $6.4 million reflects average balance increases of $1.8 million in interest-bearing NOW accounts, $4.1 million in savings, money market and certificates of deposit, and $500,000 in other interest-bearing liabilities.

         Provision for Loan Losses. Provision for loan losses was $2,000 for the year ended December 31 , 1999, as compared to $50,000 for the year ended December 31, 1998. The decrease in the provision is due to management's periodic evaluation of the general level of loan delinquency, the level of risk by type of loan, specific loan evaluations, and general economic conditions. The current allowance represents .52% of total loans outstanding at December 31, 1999 compared to .60% at December 31, 1998.

        Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Non-interest Income. Non-interest income increased $90,000 or 51.4% from $175,000 for the year ended December 31, 1998 to $265,000 for 1999. This increase in the Company's non-interest income was primarily due to a $77,000 increase in fees and service charges including $36,000 in automated teller machine charges for non-customer withdrawals and a $22,000 increase in service charges on NOW accounts.

         Non-interest Expense. Non-interest expense increased $172,000 or 15.8% from $1,092,000 for the year ended December 31, 1998 to $1,264,000 for 1999. The increase in the Company's non-interest expense was primarily attributable to a $33,000 increase in salaries and employee benefits, including the expense related to the employee stock ownership plan, and a $142,000 increase in other expenses. The increase in other expenses is primarily due to the costs associated with being a public company such as periodic reporting, transfer agent and professional fees.

         The category of non-interest expense described as "Other" is comprised of expenses related to fees charged by banks, loan processing fees, NOW expenses, costs related to postage, supplies and professional fees. The highest of these expenses was $59,000 for professional fees, which were greater in 1999 as compared to 1998 due to legal and accounting fees in connection with the Conversion and becoming a public company.

         Management expects compensation and benefits expenses will increase in future periods due to the employee stock ownership plan as well as the stock option and restricted stock plans adopted by stockholders of the Company at a special meeting held on February 3, 2000. Furthermore, the planned expansion of the Steelton office, which will include a larger parking lot and a drive-through window with a full-service ATM, will result in increased expenses during future periods. It is not possible to project the total costs of the expansion at this time.

         Income Tax Expense. Income tax expense increased $47,000 from $19,000 in 1998 to $66,000 in 1999. This increase in income tax expense is due to the increase in the Company's pretax income of $128,000 from $120,000 for 1998 to $248,000 for 1999. The Company's effective tax rate was 26.6% and 15.9% for the years ended December 31, 1999 and 1998, respectively.

Liquidity and Capital Resources

         The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of the Bank's deposits and short-term borrowings. The required ratio currently is 4% and the Bank's regulatory liquidity ratio average was 37% and 26% at December 31, 1999 and 1998, respectively.

         The Company's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities and interest-bearing deposits with other banks, advances from the FHLB of Pittsburgh and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows, and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Company uses its liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and meet operating expenses.

         Net cash provided by the Company's operating activities (the cash effects of transactions and other events that enter into the Company's determination of net income) was $338,000 in 1999, an increase of $291,000 compared with the same period in 1998. This increase in 1999 was largely due to a net decrease in income taxes paid in 1999 of $140,000 as well as increases in accrued interest payable and other liabilities of $177,000.

         Net cash provided by the Company's investing activities (i.e., cash disbursements, primarily for the purchase of the bank's investment securities and mortgage-backed securities portfolios and the Bank's loan portfolio) for the year ended December 31, 1999, totaled $11.8 million, an increase of $9.1 million from 1998. This increase was primarily due to net increases in loans and investment securities.

         Net cash provided by financing activities increased by $8.1 million largely due to increases in deposits and advances from the FHLB and proceeds from issuance of common stock.

         Approximately $10.7 million of the Bank's time deposits mature within the next 12 months. To the extent that these deposits do not remain at the Bank upon maturity, the Bank believes that it can replace these funds with deposits, excess liquidity, FHLB advances or outside borrowings. It has been the Bank's experience that a substantial portion of such maturing deposits remain with the Bank.

         At December 31, 1999, the Bank had loan commitments outstanding of $1.8 million. Funds required to fill these commitments are derived primarily from current excess liquidity, deposit inflows or loan and investment and mortgage-backed security repayments.

Impact of Inflation and Changing Prices

         The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Year 2000

         Like many financial institutions, the Bank relies on computers to conduct its business and information systems processing. Industry experts were concerned that on January 1, 2000, some computers might not be able to interpret the new year properly, causing computer malfunctions. Some banking industry experts remain concerned that some computers may not be able to interpret additional dates in the year 2000 properly. The Bank has operated and evaluated its computer operating systems following January 1, 2000 and has not identified any errors or experienced any computer system malfunctions. The Bank will continue to monitor its information systems to assess whether its systems are at risk of misinterpreting any future dates and will develop appropriate contingency plans to prevent any potential system malfunction or correct any system failures. The Bank has not been informed of any such problem experienced by its vendors or its customers, nor by any of the municipal agencies that provide services to the Bank.

         Nevertheless, it is too soon to conclude that there will not be any problems arising from the Year 2000 problem, particularly at some of the Bank's vendors. The Bank will continue to monitor its significant vendors of goods and services with respect to Year 2000 problems they may encounter as those issues may effect the Bank's ability to continue operations, or might adversely affect the Bank's financial position, results of operations and cash flows. The Bank does not believe at this time that these potential problems will materially impact the ability of the Bank to continue its operations, however, no assurance can be given that this will be the case.

         The expectations of the Bank contained in this section on Year 2000 are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve substantial risks and uncertainties that may cause actual results to differ materially from those indicated by the forward looking statements. All forward looking statements in this section are based on information available to the Company on the date of this document, and the Company assumes no obligation to update such forward looking statements.

                       [McKonley & Asbury LLP letterhead]


                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors
Steelton Bancorp, Inc.
Steelton, Pennsylvania



We have audited the accompanying consolidated statements of financial condition of Steelton Bancorp, Inc. and subsidiary (the Corporation) as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steelton Bancorp, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                        /s/McKonly & Asbury LLP


Harrisburg, Pennsylvania
January 24, 2000

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                     ASSETS

                                                                     Note               1999                1998
                                                                    -------       ------------------  ------------------
Cash and cash equivalents
     Cash and amounts due from depository
      institutions                                                       1            $1,617,768            $433,414
     Interest bearing deposits in other banks                            1             1,670,023           1,954,178
Investment securities
     Securities available-for-sale                                    1, 2            10,252,585           4,004,294
     Securities held-to-maturity                                      1, 2             5,756,786           5,200,205
Loans receivable, net                                                 1, 3            32,027,255          27,784,386
Accrued interest receivable                                           1, 4               322,219             227,712
Federal Home Loan Bank stock, at cost                                   14               691,800             564,600
Office properties and equipment, net                                  1, 5             1,212,927           1,046,050
Rental property, net                                                  1, 5                     -              68,678
Deferred income taxes                                                 1, 8               302,800              97,771
Other assets                                                                              41,208             129,986
                                                                               ------------------  ------------------
Total assets                                                                         $53,895,371         $41,511,274
                                                                               ==================  ==================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                              1, 6           $33,266,127         $28,272,431
Advances from Federal Home Loan Bank                                     7            13,334,745           9,257,408
Advances from borrowers for insurance and taxes                                          232,508             167,315
Accrued interest payable                                                                 140,473              72,227
Dividends payable                                                                         30,800                   -
Other liabilities                                                                        118,640              43,404
                                                                               ------------------  ------------------
Total liabilities                                                                     47,123,293          37,812,785
                                                                               ------------------  ------------------

Commitments and contingencies                                       1,3,12

Preferred stock, no par value; 2,000,000
 shares authorized; none issued and
 outstanding at December 31, 1999 and 1998                                                     -                   -
Common stock, $.10 par value; 8,000,000
 shares authorized; 385,000 shares
 issued and outstanding
 at December 31, 1999; none issued or
 outstanding at December 31, 1998                                                         38,500                   -
Additional paid-in capital                                                             3,457,015                   -
Retained earnings                                                                      3,863,701           3,712,571
Unearned compensation ESOP                                               1              (308,000)                  -
Accumulated other comprehensive income (loss)                                           (279,138)            (14,082)
                                                                               ------------------  ------------------
Total stockholders' equity                                                             6,772,078           3,698,489
                                                                               ------------------  ------------------
Total liabilities and stockholders' equity                                           $53,895,371         $41,511,274
                                                                               ==================  ==================

                     The accompanying notes are an integral
                       part of these financial statements.

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                       Note               1999                  1998
                                                                    -----------    -------------------    ------------------
Interest income
    Loans                                                                    1             $2,266,609            $2,536,713
    Investment securities                                                 1, 2                822,924               259,160
    Other interest earning assets                                                             100,459                83,818
                                                                                   -------------------    ------------------
Total interest income                                                                       3,189,992             2,879,691
                                                                                   -------------------    ------------------
Interest expense
    Deposits                                                                 6              1,351,594             1,213,091
    Advances from Federal Home Loan Bank                                     7                589,316               580,763
                                                                                   -------------------    ------------------
Total interest expense                                                                      1,940,910             1,793,854
                                                                                   -------------------    ------------------
Net interest income                                                                         1,249,082             1,085,837

Provision for loan losses                                                  1,3                  2,000                50,000
                                                                                   -------------------    ------------------
Net interest income after provision
 for loan losses                                                                            1,247,082             1,035,837
                                                                                  -------------------    ------------------

Other income
    Fees and service charges                                                                  162,634                85,909
    Dividends on FHLB stock                                                                    52,129                35,343
    Other                                                                                      49,842                54,208
                                                                                   -------------------    ------------------
Total other income                                                                            264,605               175,460
                                                                                   -------------------    ------------------
Other expense
    Salaries and employee benefits                                                            625,736               592,612
    Occupancy expense of premises                                                              97,040                92,560
    Equipment                                                                                 171,169               180,526
    Advertising                                                                                42,422                40,859
    Other                                                                                     327,224               185,066
                                                                                   -------------------    ------------------
Total other expense                                                                         1,263,591             1,091,623
                                                                                   -------------------    ------------------
Income before income taxes                                                                    248,096               119,674

Income taxes                                                              1, 8                 66,166                19,358
                                                                                   -------------------    ------------------
Net income                                                                                   $181,930              $100,316
                                                                                   ===================    ==================
Earnings per share, basic                                                                        0.33            N/A
                                                                                   ===================    ==================
Shares used in computing basic earnings per share                                             354,200            N/A
                                                                                   ===================    ==================

                     The accompanying notes are an integral
                       part of these financial statements.

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                           1999                 1998
                                                                                     -----------------    ------------------

Net income                                                                                   $181,930             $ 100,316

Other comprehensive income (loss)

    Unrealized losses on securities
      available for sale                                                                     (432,233)              (21,336)
         Income tax benefit                                                                   167,177                 7,254
                                                                                     -----------------    ------------------
Comprehensive income (loss)                                                                  $(83,126)             $ 86,234
                                                                                     =================    ==================

                     The accompanying notes are an integral
                       part of these financial statements.

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                         Accumulated
                                                                                            Other       Total
                                                   Additional                 Unearned     Compre-      Stock-
                                         Common     Paid-in       Retained      ESOP       hensive      holders'
                                         Stock      Capital       Earnings     Shares    Income (loss)   Equity
                                       ----------- -----------  ------------------------ ------------------------

Balance - January 1, 1998                $      -  $        -   $3,612,255   $        -   $        -  $3,612,255

Net income                                      -           -      100,316            -            -     100,316

Net change in unrealized losses on
   securities available for sale,
   net of deferred income tax benefit           -           -            -            -      (14,082)    (14,082)
                                       ----------- -----------  -----------  ----------- ------------ -----------

Balance - December 31, 1998                     -           -    3,712,571            -      (14,082)  3,698,489

Issuance of Steelton Bancorp, Inc.
   common stock                            38,500   3,457,015            -     (308,000)           -   3,187,515

Net income                                      -           -      181,930            -            -     181,930

Dividends declared                              -           -      (30,800)                        -     (30,800)

Net change in unrealized losses on
   securities available for sale,
   net of deferred income tax benefit           -           -            -            -     (265,056)   (265,056)
                                       ----------- -----------  -----------  ----------- ------------ -----------

Balance - December 31, 1999              $ 38,500  $3,457,015   $3,863,701   $ (308,000)  $ (279,138) $6,772,078
                                       =========== ===========  ===========  =========== ============ ===========



                     The accompanying notes are an integral
                       part of these financial statements.

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                          1999                 1998
                                                                                    ------------------  -------------------
Cash flows from operating activities
    Net income                                                                              $ 181,930            $ 100,316
    Adjustments to reconcile net income to net
     cash provided by operating activities
        Depreciation                                                                           84,077               98,129
        Amortization of deferred loan fees                                                    (58,000)             (75,735)
        Amortization of premiums on loans purchased                                             7,487                8,030
        Accretion of investment security discounts
         net of premium amortization                                                           20,561               19,110
        Provision for loan losses                                                               2,000               50,000
        Deferred income taxes                                                                 (37,852)              (3,644)
        (Increase) decrease in
          Accrued interest receivable                                                         (94,507)             (24,665)
          Other assets                                                                         88,778              (90,346)
        Increase (decrease) in
          Accrued interest payable                                                             68,246              (12,666)
          Other liabilities                                                                    75,236              (21,258)
                                                                                    ------------------  -------------------
            Net cash provided by operating activities                                         337,956               47,271
                                                                                    ------------------  -------------------
Cash flows from investing activities
    Investment securities available-for-sale:
        Proceeds from sales and maturities of
         mortgaged-backed securities                                                        1,447,318               29,998
        Purchase of mortgage-backed securities                                             (2,881,568)          (3,956,056)
        Purchase of other securities                                                       (5,261,494)             (99,740)
    Investment securities held-to-maturity:
        Proceeds from maturities and repayments
          Mortgage-backed securities                                                          916,652            1,513,064
          Other                                                                                     -              510,000
        Purchase of mortgage-backed securities                                             (1,257,149)          (3,325,633)
        Purchase of other securities                                                         (221,425)          (1,545,839)
    Net (increase) decrease in loans                                                       (4,194,356)           4,351,710
    Purchase of office properties and equipment                                              (182,276)             (78,705)
    Purchase of Federal Home Loan Bank stock                                                 (127,200)             (73,700)
                                                                                    ------------------  -------------------
            Net cash used in investing activities                                         (11,761,498)          (2,674,901)
                                                                                    ------------------  -------------------


                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd)

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                         1999             1998
                                                                    ---------------  ----------------
Cash flows from financing activities
   Net increase (decrease) in
      Deposits                                                           4,993,696         4,804,736
      Advances from borrowers for insurance and taxes                       65,193           (19,046)
   Advances from Federal Home Loan Bank                                 14,264,247                 -
   Repayment of Federal Home Loan Bank advances                        (10,186,910)         (559,120)
   Proceeds from issuance of stock, net                                  3,187,515                 -
                                                                    ---------------  ----------------

          Net cash provided by financing activities                     12,323,741         4,226,570
                                                                    ---------------  ----------------

Net increase in cash
 and cash equivalents                                                      900,199         1,598,940

Cash and cash equivalents - beginning                                    2,387,592           788,652
                                                                    ---------------  ----------------

Cash and cash equivalents - ending                                     $ 3,287,791       $ 2,387,592
                                                                    ===============  ================



Supplemental disclosures
   Cash paid during the year for interest                              $ 1,872,665       $ 1,806,520
                                                                    ===============  ================

   Cash (received) paid during the year for taxes                        $ (49,152)         $ 88,992
                                                                    ===============  ================

   Deferred income tax benefit on recorded
    unrealized losses on securities available-for-sale                   $ 167,177           $ 7,254
                                                                    ===============  ================

   Total increase in unrealized loss on securities
    available-for-sale                                                   $(432,233)        $ (21,336)
                                                                    ===============  ================


                     The accompanying notes are an integral
                       part of these financial statements.

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations

        The Corporation's business is conducted principally through its wholly-owned subsidiary, Mechanics Savings Bank (the "Bank"). The Bank provides a variety of retail banking services to customers through its main office located in Steelton and its branch office located in Lower Swatara Township, Pennsylvania. The Bank's primary deposit products are non-interest and interest-bearing checking accounts, savings accounts and certificates of deposit. Its primary lending products are single-family residential loans. The Corporation reports its activities as one operating segment.

        Basis of Consolidation

        The consolidated financial statements include the accounts of Steelton Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, Mechanics Savings Bank. The Bank's wholly-owned subsidiary, Baldwin Service Corporation, invests in real estate properties. All material inter-company balances and transactions have been eliminated in consolidation.

        Mutual to Stock Conversion

        On July 8, 1999, the Bank completed it mutual to stock conversion (the "Conversion"). In connection with the Conversion, Steelton Bancorp, Inc., a Pennsylvania chartered corporation, sold 385,000 shares of its common stock in a subscription offering at $10.00 per share. Upon completion of these transactions, the Bank became the wholly owned subsidiary of Steelton Bancorp, Inc. and changed its name from Mechanics Savings and Loan, FSA to Mechanics Savings Bank.

        This business combination has been accounted for at historical cost in a manner similar to the accounting method known as the "pooling of interest" method.

        At   the   time  of  Conversion,  the  Bank  segregated  and  restricted approximately $3.7 million of retained earnings in a liquidation account for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank (and only in such an event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted balances of all qualifying deposits then held. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits.


                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

        Subsequent to the Conversion, the Corporation or Mechanics Savings Bank may not declare or pay a cash dividend on any of its shares of common stock if the effect would reduce stockholders' equity below either the amount required for the liquidation account discussed above or the applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

        Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

        A majority of the Bank's loan portfolio consists of single-family residential loans in the area of Dauphin County, Pennsylvania. The regional economy is currently stable and consists of various types of industry, services, and government employment. Real estate prices in this market are also stable; however, the ultimate collectibility of a substantial portion of the Corporation's loan portfolio is susceptible to change in local market conditions.

        While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowances for losses on loans and foreclosed real estate. Such agencies may require the Corporation to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.


                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

        Investment Securities

        The   Corporation's   investments   in  securities   are  classified  as
        available-for-sale   and  held-to-maturity  and  are  accounted  for  as
        follows:

          o Securities Held-to-Maturity - Government, federal agency, and corporate debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

          o Securities Available-for-Sale - Available-for-sale securities consist of investment securities not classified as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are included in other comprehensive income. Realized gains and losses on available-for-sale securities are included in other income
               (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using the interest method over the period of maturity.

        Loans and Allowance for Loan Losses

        Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and costs.

        Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the contractual lives of the related loans using the interest method.

        Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other impaired loans is recognized only to the extent of interest payments received.

                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

        Loans and Allowance for Loan Losses (Cont'd)

        An allowance for loan losses is maintained at a level considered adequate to absorb loan losses. Management of the Corporation, in determining the allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with general economic and real estate market conditions. The Corporation utilizes a two tier approach: (1) identification of impaired loans and the establishment of specific loss allowances on such loans; and (2) establishment of general loss allowances on the remainder of its loan portfolio. The Corporation maintains a loan review system that allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type and estimated fair value of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified losses based on a review of such information. General loan loss allowances are based on a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgement. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

        Office Properties and Equipment

        Office properties and equipment are comprised of land, at cost, and buildings, building improvements, furnishings and equipment, at cost less accumulated depreciation. Depreciation charges are computed on the straight-line and declining balance methods over the following estimated useful lives:

        Buildings and improvements                     10 to 40 years
        Furnishings and equipment                       5 to 10 years

        Significant   renewals  and   betterments  are  charged  to  the  office
        properties and equipment account. Maintenance and repairs are charged to operations in the period incurred.

        Pension Plan

        The Corporation has a pension plan covering substantially all employees. The plan is a fully insured defined benefit plan provided through a contract with a life insurance company that is currently funded by the Corporation through annual premiums.


                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

        Income Taxes

        Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

        Comprehensive Income

        In 1998, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes reporting requirements of comprehensive income and its components. Comprehensive income for the Corporation consists of net income and unrealized losses on available for sale securities and is presented in the consolidated statement of changes in equity. At January 1, 1998, the adoption of SFAS No. 130 had no impact on total equity.

        Earnings Per Share

        Basic earnings per common share for the year ended December 31, 1999 was calculated by dividing net income for the period from the date of conversion to December 31, 1999 of $116,251 by the weighted average common shares outstanding for that same period of 354,200. Common stock outstanding is adjusted for the unallocated portion of shares held by the Employee Stock Ownership Plan (ESOP). The ESOP purchased 30,800 shares of common stock in conjunction with the conversion that is financed through a loan from the corporation.

        Diluted earnings per common share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options. The Company did not have potentially dilutive securities in 1999 or 1998.

        Statements of Cash Flows

        The Corporation considers all cash and amounts due from depository institutions and interest-bearing deposits in other banks to be cash equivalents for purposes of the statements of cash flows.

                                   (contiued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

        Reclassifications

        Certain amounts in 1998 have been reclassified to conform with the 1999 presentation.


2.      INVESTMENT SECURITIES

        The amortized cost and estimated fair values of the Corporation's investments in securities at December 31, 1999 and 1998 are summarized as follows:

                                                                 Gross                Gross
                                           Amortized           Unrealized          Unrealized
         December 31, 1999                     Cost              Gains               Losses             Fair Value
-------------------------------------  ------------------- -------------------  ------------------  -------------------
Securities available-
 for-sale
    U.S. Government and
     federal agencies                      $    4,591,384        $      1,458       $    (166,358)      $    4,426,484
    State and local
     governments                                  826,762                   -             (75,038)             751,724
    Mortgaged-backed
     securities
      FHLMC                                       432,979                   -              (5,927)             427,052
      FNMA                                      2,546,433               3,065             (51,209)           2,498,289
      Other                                     2,308,597                   -            (159,561)           2,149,036
                                       ------------------- -------------------  ------------------  -------------------

                                           $   10,706,155        $      4,523       $    (458,093)      $   10,252,585
                                       =================== ===================  ==================  ===================

Securities held-
 to-maturity
    Certificate of deposit                 $      100,000        $          -       $           -       $      100,000
    U.S. Government and
     federal agencies                             621,312                   -             (48,807)             572,505
    State and local
     governments                                1,295,743               6,775             (61,485)           1,241,033
    Mortgaged-backed
     securities
      FHLMC                                       276,372                 472              (1,442)             275,402
      FNMA                                      2,852,791               6,974            (159,173)           2,700,592
      Other                                       610,568                   -             (40,544)             570,024
                                       ------------------- -------------------  ------------------  -------------------

                                           $    5,756,786       $      14,221       $    (311,451)      $    5,459,556
                                       =================== ===================  ==================  ===================


                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


2.       INVESTMENT SECURITIES (Cont'd)


                                                           Gross           Gross
                                         Amortized       Unrealized             Unrealized
         December 31, 1998                   Cost            Gains           Losses      Fair Value
------------------------------------ ----------------------------------------------------------------
Securities available-
 for-sale
      U.S. Government and
        federal agencies                 $  200,000          $   360        $      -      $  200,360
      State and local
        governments                          99,745                -          (1,245)         98,500
      Mortgaged-backed
        securities
        FNMA                              1,501,363                -          (6,299)      1,495,064
        GNMA                              1,239,376            3,964               -       1,243,340
        Other                               985,146                -         (18,116)        967,030
                                     ---------------  --------------- ---------------  --------------

                                         $4,025,630          $ 4,324        $(25,660)     $4,004,294
                                     ===============  =============== ===============  ==============

Securities held-
 to-maturity
      U.S. Government and
        federal agencies                 $  500,000          $     -        $(17,835)     $  482,165
      State and local
        governments                       1,295,177           13,202               -       1,308,379
      Mortgaged-backed
       securities
        FHLMC                               487,737              323               -         488,060
        FNMA                              2,511,591           64,839               -       2,576,430
        GNMA                                384,624                -            (362)        384,262
        Other                                21,076                -            (199)         20,877
                                     ---------------  --------------- ---------------  --------------

                                         $5,200,205         $ 78,364        $(18,396)     $5,260,173
                                     ===============  =============== ===============  ==============

        State and local government securities held at December 31, 1999 and 1998 are backed by the full faith and credit of the issuing organization.

                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


2.      INVESTMENT SECURITIES (Cont'd)

        The following is a summary of maturities of available-for-sale and securities held-to maturity at December 31, 1999:


                         Available-for-sale         Held-to-maturity
                       -------------------------   -------------------------
                        Amortized                  Amortized
                            Cost     Fair Value        Cost      Fair Value
                       -----------   -----------   -----------   -----------
Amounts maturing in:
   One year or less   $   500,000   $   500,000    $        -    $        -
   After one year
    through five years    599,800       578,010       810,254       783,960
   After five years
    through ten years   1,344,615     1,302,341       535,863       510,205
   After ten years      8,261,740     7,872,234     4,410,669     4,165,391
                       ----------    -----------   -----------   -----------
                      $10,706,155   $10,252,585    $5,756,786    $5,459,556
                       ==========    ===========   ===========   ===========

        The amortized cost and fair value of mortgage-backed securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.


 3.     LOANS RECEIVABLE - NET

        Loans receivable - net at December 31, 1999 and 1998 consists of the following:

                                         1999         1998
                                     ------------ -------------

Real estate
   1 - 4 family                      $28,470,370   $23,537,782
   Non-residential                       830,132       765,331
Consumer loans
   Home equity and second mortgage     3,408,553     3,233,871
   Share loans                           225,549       276,873
   Other                                 403,509       289,183
Commercial loans                          75,485        78,799
                                     ------------ -------------
                                      33,413,598    28,181,839

Loans in process                        (946,638)      (51,175)
Net deferred loan origination fees      (271,505)     (180,078)
Allowance for loan losses               (168,200)     (166,200)
                                     ------------ -------------
                                     $32,027,255   $27,784,386
                                     ============ =============

                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


 3.     LOANS RECEIVABLE - NET (Cont'd)

        An analysis of the allowance for loan losses at December 31, 1999 and 1998 is as follows:

                                                   1999             1998
                                              ----------------  -------------

Balance,  beginning of year                          $166,200       $126,579
Provision for loan losses                               2,000         50,000
Charge-offs                                                 -        (10,379)
                                              ----------------  -------------

Balance, end of year                                 $168,200       $166,200
                                              ================  =============

        Nonaccrual loans totaled $527,000 and $322,000 at December 31, 1999 and 1998. Nonaccrual loans are those on which income under the accrual method has been discontinued with subsequent interest payments credited to interest income and when received or, if the ultimate collectibility of principal is in doubt, applied as principal reductions. The impact of nonaccrual loans was to reduce interest income by $27,382 and $16,328 for the years ended December 31, 1999 and 1998.

        There were no impaired loans as of December 31, 1999 and 1998.

        The Corporation has entered into lending transactions, in the ordinary course of business, with executive officers and directors of the Corporation and to their associates on the same terms as those prevailing for comparable transactions with other borrowers. A summary of activity related to such loans is as follows:

                                              1999           1998
                                          -------------- --------------

Balance, beginning of year                   $  302,384     $  201,805
Loans                                           121,796        228,703
Repayments                                      (44,618)      (128,124)
                                          -------------- --------------

Balance, end of year                         $  379,562     $  302,384
                                          ============== ==============

                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


4.      ACCRUED INTEREST RECEIVABLE

        Accrued interest receivable consists of the following at December 31, 1999 and 1998:

                                                  1999           1998
                                               ------------   ------------

Loans                                            $ 169,238      $ 175,930
Investments                                        179,858         68,110
                                               ------------   ------------
                                                   349,096        244,040

Allowance for uncollectible interest               (26,877)       (16,328)
                                               ------------   ------------
                                                 $ 322,219      $ 227,712
                                               ============   ============

5.      OFFICE PROPERTIES AND EQUIPMENT

        A summary of office properties and equipment at December 31, 1999 and 1998 follows:

                   Description              1999           1998
-------------------------------------   -------------  -------------

Land                                      $  193,930     $  193,930
Properties held for expansion                179,248              -
Buildings and improvements                   863,066        820,635
Furnishings and equipment                    614,354        587,960
                                        -------------  -------------
                                           1,850,598      1,602,525
Accumulated depreciation                    (637,671)      (556,475)
                                        -------------  -------------
                                          $1,212,927     $1,046,050
                                        =============  =============

        In 1999, the Corporation purchased properties adjacent to the principal offices in Steelton for expansion of operations. During 1999, the only rental property of the Corporation was also converted to property held for expansion.


                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


6.      DEPOSITS

        Deposits at December 31, 1999 and 1998 consisted of the following:

                                      1999                      1998
                                  ------------------------- -------------------------
                                                  Percent                   Percent
                                                    of                         of
                                                   Total                     Total
                                      Amount     Deposits       Amount      Deposits
                                  -------------- ---------- --------------  ---------
Commercial checking
    accounts                        $ 1,778,931      5.33%    $ 1,096,334      3.88%
   NOW accounts                       1,330,492      3.98%      1,193,744      4.22%
   Savings accounts                   5,457,016     16.34%      3,959,892     14.01%
   Money Market                       2,111,086      6.32%      1,606,027      5.68%
   Certificates of deposit
      1 -  3 months                     377,396      1.13%        272,726      0.96%
      4 -  6 months                   1,233,379      3.69%      1,325,018      4.69%
      7 - 12 months                   3,771,064     11.29%      5,194,567     18.37%
     13 - 36 months                  12,040,158     36.05%      9,660,262     34.17%
     37 + months                      5,297,312     15.86%      3,963,861     14.02%
                                  -------------- ---------- --------------  ---------
                                     33,396,834    100.00%     28,272,431    100.00%
                                                 ==========                 =========
Inter-company account
 eliminated in consolidation           (130,707)                        -
                                  --------------            --------------
                                    $33,266,127               $28,272,431
                                  ==============            ==============

        The aggregate amount of certificates of deposit including individual retirement accounts with a minimum denomination of $100,000 was $3,759,212 at December 31, 1999 and $1,933,731 at December 31, 1998.
        Deposits in excess of $100,000 are not insured by the Savings Corporation Insurance Fund.

        Maturities of certificates of deposit at December 31, 1999 are as follows:

         2000                                                   $10,734,556
         2001                                                     4,935,510
         2002                                                     2,507,496
         2003                                                     2,358,026
         2004 and thereafter                                      2,183,721
                                                              --------------
                                                                $22,719,309
                                                              ==============


                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


6.      DEPOSITS (Cont'd)

        Interest expense on deposits consists of:


                                               1999            1998
                                            ------------   -------------

    NOW and money market accounts            $   68,069      $   49,685
    Savings accounts                            115,268          97,335
    Certificates of deposit                   1,168,257       1,066,071
                                            ------------   -------------
                                             $1,351,594      $1,213,091
                                            ============   =============

 7.     ADVANCES FROM FEDERAL HOME LOAN BANK

        Advances in the amount of $13,334,745 in 1999 and $9,257,408 in 1998 are due in each of the next five years and thereafter as follows:

                                          Weighted                    Weighted
                                          Average                     Average
                          December 31,  Interest rate December 31, Interest rate
                             1999           1999           1998        1998
                         -------------  -------------  ----------- -------------
Maturity
   Within one year        $ 6,084,745          5.78%    $ 3,000,000       5.48%
   Within two years         2,000,000          5.76%      2,007,408       5.95%
   Within three years       1,000,000          6.08%              -           -
   Within four years        1,000,000          5.35%      1,000,000       6.08%
   Five years and
    thereafter              3,250,000          5.76%      3,250,000       5.18%
                         -------------                 -------------
                          $13,334,745                   $ 9,257,408
                         =============                 =============

        The Corporation's investment securities issued by the U.S. Government and federal agencies, mortgage-backed securities and real estate mortgage loans receivable with carrying values of approximately $43,000,000 at December 31, 1999 are pledged as collateral for FHLB advances.


                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


 8.     INCOME TAXES

        The Corporation and subsidiary file a consolidated federal income tax return. The consolidated provision for income taxes for 1999 and 1998 consists of the following:

                                                     1999         1998
                                                  -----------  -----------
Taxes currently payable
   Federal                                         $  90,564    $  14,160
   State                                              13,454        8,842
Deferred taxes (benefit)                             (37,852)      (3,644)
                                                  -----------  -----------
Total income tax expense                           $  66,166    $  19,358
                                                  ===========  ===========
Effective income tax rate                             26.67%       16.18%
                                                  ===========  ===========

        The difference between the statutory federal income tax rate and the effective income tax rates are as follows:

                                                        1999         1998
                                                     -----------  ------------

Pre-tax income                                        $ 248,096     $ 119,674
                                                     ===========  ============

Expected tax provision at 34% rate                    $  84,353     $  40,689
Tax-exempt interest income                              (29,998)      (15,292)
Disallowed interest expense                               4,784             -
State income tax, net of
  federal income tax benefit                              9,540         5,346
Other                                                    (2,513)      (11,385)
                                                     -----------  ------------
     Actual income tax expense                        $  66,166     $  19,358
                                                     ===========  ============

                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


 8.     INCOME TAXES (Cont'd)

        Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities for the years ended December 31 are summarized as follows:

                                                       1999          1998
                                                    ------------  ------------

Deferred loan fees                                    $  92,312        61,227
Unrealized depreciation on securities
      available-for-sale                                174,431         7,254
Accelerated depreciation on fixed assets                 (7,556)            -
Allowance for uncollected interest                        9,138         5,552
Allowance for loan losses                                54,993        54,514
Recapture of excess loan loss allowance                 (20,518)      (30,776)
                                                    ------------  ------------

Net deferred tax asset                                $ 302,800     $  97,771
                                                    ============  ============

        The Corporation is permitted a special bad debt deduction for federal income tax purposes which is limited generally to an amount calculated under the experience method as defined in Section 585 of the Internal Revenue Code. With the passage of the Small Business Jobs Protection Act of 1996, thrift institutions are no longer permitted to use the percentage of taxable income method of computing additions to their bad debt reserves as provided for in Code Section 593. In addition, the excess of the thrift's bad debt reserves over those permitted, as defined under the provisions of the new Act, are required to be recaptured into income for federal income tax purposes beginning in calendar years after 1995 over a six year period. Excess reserves are those reserves in excess of the base year reserves generally defined as the balance of reserves as of December 31, 1987. In accordance with SFAS 109, "Accounting for Income Taxes", a deferred liability has not been established for the tax bad debt base year reserve of the Corporation. Therefore, retained earnings at December 31, 1999 and 1998 includes approximately $703,000 representing such bad debt deductions for which no deferred taxes have been provided. Deferred taxes are provided for reserves totaling $181,035 that are being recaptured into federal taxable income ratably over a six year period that began in 1996.

        Management has determined that it is not required to establish a valuation reserve for the deferred tax asset since it is more likely than not that the deferred tax asset will be realized through carryback, future reversals of existing taxable temporary differences, future taxable income and tax planning strategies.


                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


 9.     REGULATORY MATTERS

        The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts of ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital to assets (as defined).

        The following tables present a reconciliation of capital per generally accepted accounting principles (GAAP) and regulatory capital and information as to the Bank's capital levels at the dates presented (in thousands):



                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


 9.     REGULATORY MATTERS (Cont'd)

                                                                      For Capital
                                                                 Adequacy Purposes and
                                                                   to Be Adequately
                                                                 Capitalized under the
                                                                   Prompt Corrective
         December 31, 1999                    Actual               Action Provisions
------------------------------------     --------------------- --------------------------
                                           Amount        Ratio       Amount        Ratio
                                         ---------- ---------- -------------- ----------
                                         (Thousands)               (Thousands)
Total capital (to risk-
 weighted assets)                          $ 5,798      23.59%       $ 1,966      8.00%

Tier 1 capital (to risk-
 weighted assets)                            5,630      22.91%             -          -

Core (Tier 1) capital (to
 adjusted total assets)                      5,630      10.59%         2,127      4.00%

Tangible equity (to
 adjusted total assets)                      5,630      10.59%           797      1.50%


         December 31, 1998
------------------------------------

Total capital (to risk-
 weighted assets)                          $ 3,878      19.23%       $ 1,613      8.00%

Tier 1 capital (to risk-
 weighted assets)                            3,712      18.41%             -          -

Core (Tier 1) capital (to
 adjusted total assets)                      3,712       8.93%         1,622      4.00%

Tangible equity (to
 adjusted total assets)                      3,712       8.93%           623      1.50%

                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


 9.     REGULATORY MATTERS (Cont'd)

        As of July 31, 1999, the most recent notification from the OTS, the Bank was categorized as adequately capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the institution's category.


10.      PENSION PLAN

         The Corporation has a qualified, noncontributory, fully insured defined benefit pension plan which covers substantially all of the employees. The benefits are primarily based on years of service and earnings. The plan is fully insured through a contract with a life insurance company and, as such, the benefits of the plan are covered by the insurance contract. As a result, disclosure of the accumulated benefit obligations, plan assets and the components of annual pension expense required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" is not applicable.

         The Corporation makes annual premium payments for plan years that coincide with the Corporation's fiscal year. The Corporation has no obligation for benefits covered by the plan other than the payment of premiums due to the insurance company. Pension expense of the Corporation, net of experienced-rated dividends for the years ended December 31, 1999 and 1998 follows:

                                            1999            1998
                                           ----------   -------------

Premium for plan year ended December 31,   $  79,167       $  67,096
Experienced-rated dividends                  (16,236)        (15,712)
                                           ----------   -------------
                                           $  62,931       $  51,384
                                           ==========   =============

11.     RETIREMENT SAVINGS PLAN

        The Corporation is a participant in the Financial Institutions Thrift Plan. The plan covers substantially all employees and is in participation with other institutions. The plan is a qualified 401(k) salary deduction plan that permits participants to contribute up to 15% of their salary to the plan. Additionally, the Corporation provides matching contributions up to 6% of the participant salaries. For the years ended December 31, 1999 and 1998, the Corporation's contributions totaled $18,487 and $15,814.


                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


12.     COMMITMENTS AND CONTINGENCIES

        In the normal course of business, the Corporation has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The financial commitments of the Corporation are as follows:

        The Corporation has outstanding commitments to originate loans at December 31, as follows:

                                          1999            1998
                                       ------------   -------------

First mortgage loans (fixed rate)       $1,817,316       $ 274,600
                                       ============   =============

        The  range  of  interest   rates  on  fixed  rate  first  mortgage  loan
        commitments was 7.0% to 7.4% at December 31, 1999.

        The Corporation has pledged mortgage-backed securities with fair values totaling $1,387,000 at December 31, 1999 as collateral for certain deposits held in excess of applicable deposit insurance coverage with carrying values at December 31, 1999 of $1,126,000.

        At December 31, 1999, the Corporation had a commitment totaling $58,000 with a contractor for building demolition on properties held for expansion of operations.


13.     FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

        The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments consist of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

        The Corporation's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The Corporation evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counter party.

                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


14.     FAIR VALUES OF FINANCIAL INSTRUMENTS

        Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

        The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

               Cash and cash equivalents - The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate fair value.

               Investment securities (including mortgage-backed securities) - Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

               Loans - The fair values for loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

               Federal Home Loan Bank Stock - No ready market exists for this stock that is held by the Corporation as required by law. However, redemption of this stock has historically been at par value. Accordingly, the carrying amount is deemed to be a reasonable estimate of fair value.





                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


14.     FAIR VALUES OF FINANCIAL INSTRUMENTS  (Cont'd)

               Deposits - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

               Advances - The carrying amounts of advances from the Federal Home Loan Bank are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms.

               Commitments to extend credit - The fair value of these items approximate their contractual amounts.

        The carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, 1999 and 1998 are as follows:

                                           1999                           1998
                            -------------------------------- ---------------------------
                                 Carrying                         Carrying
                                  Amount       Fair Value          Amount    Fair Value
                            ------------------------------------------------------------
Financial assets
   Cash                         $ 1,617,768     $ 1,617,768     $   433,414   $   433,414
   Interest-bearing
    deposits                      1,670,023       1,670,023       1,954,178     1,954,178
   Investments
     Available-for-sale          10,252,585      10,252,585       4,004,294     4,004,294
     Held-to-maturity             5,756,786       5,459,556       5,200,205     5,260,173
   Loans receivable - net        32,027,255      31,485,994      27,784,386    28,324,393
   Federal Home Loan
    Bank stock                      691,800         691,800         564,600       564,600

Financial liabilities
   Deposits                      33,266,127      32,999,998      28,272,431    28,492,224
   Advances from Federal
    Home Loan Bank               13,334,745      13,176,062       9,257,408     9,258,408
Off-balance sheet select
 financial liabilities
     Commitments to
      originate loans             1,817,316       1,817,316         274,600       274,600
     Unused lines of credit         298,000         298,000         201,000       201,000

                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


14.     FAIR VALUES OF FINANCIAL INSTRUMENTS (Cont'd)

        The carrying amounts in the preceding table are included in the Consolidated Statement of Financial Condition under the applicable captions.

        Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.


15.     IMPACT OF NEW ACCOUNTING STANDARDS

        In June 1998, FASB issued SFAS No. 133, Accounting for Derivative Instruments Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Initial application of this statement should be as of the beginning of an entity's fiscal quarter. On that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application of all of the provisions of SFAS No. 133 is encouraged. This Statement should not be applied retroactively to financial statements of prior periods. SFAS No. 133 is not expected to have a material impact on the Corporation.




                                  (continued)

                             STEELTON BANCORP, INC.
                                 AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)


15.     IMPACT OF NEW ACCOUNTING STANDARDS (Cont'd)

        In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. SFAS No. 137 established that SFAS No. 133 be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.


16.     YEAR 2000 ISSUE

        The Corporation has assessed and continues to assess the potential impact that the year 2000 issue could have on operations. The Corporation does not anticipate any related material adverse affects on its financial condition or results of operations.

Corporate Information
---------------------

                             STEELTON BANCORP, INC.
                              51 South Front Street
                          Steelton, Pennsylvania 17113
                                 (717) 939-1966

                             MECHANICS SAVINGS BANK

                Main Office                              Middletown Office
           51 South Front Street                     1100 Spring Garden Drive
       Steelton, Pennsylvania, 17113              Middletown, Pennsylvania, 17057

                               Board of Directors

                                 Marino Falcone
                              Chairman of the Board
                     Retired - Steelton Coal and Oil Company

             Harold E. Stremmel                               Richard E. Farina
   President and Chief Executive Officer          Retired - Pennsylvania Insurance Company

               James F. Stone                                Joseph A. Wiedeman
        Retired - Stone Funeral Home                    CPA - Wiedeman & Douty, P.C.

              James S. Nelson                                 Victor J. Segina
           Senior Vice President                             Retired - Architect

                               Executive Officers

                               Harold E. Stremmel
                      President and Chief Executive Officer

         Victor J Segina, Secretary                            Joseph A. Wiedeman, Treasurer

   James S. Nelson, Senior Vice President               Shannon Aylesworth, Chief Financial Officer


Local Counsel                                        Independent Auditor
Skarlatos and Zonarich                               McKonly & Asbury, LLP
204 State Street                                     415 Fallowfield Road, 2nd Floor
Harrisburg, Pennsylvania 17101                       Camp Hill, Pennsylvania 17011

Special Counsel                                      Transfer Agent and Registrar
Malizia Spidi & Fisch, PC                            Illinois Stock Transfer Company
1301 K Street, N.W., Suite 700 East                  209 West Jackson Blvd., Suite 903
Washington, D.C. 20005                               Chicago, Illinois 60607


The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. James S. Nelson, Vice President at the Company's Office. The Annual Meeting of Stockholders will be held on April 19, 1999 at 10:00 a.m. at 1100 Spring Garden Dr., Middletown, Pennsylvania 17057.