Form 10KSB40, Exhibit 13
period 2000-12-31
STEELTON BANCORP INC
filed 2001-03-29
CIK 1081212

EXHIBIT 13

                             STEELTON BANCORP, INC.



                       2000 ANNUAL REPORT TO STOCKHOLDERS

                             STEELTON BANCORP, INC.
                                  ANNUAL REPORT




TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Letter to Stockholders......................................................1

Corporate Profile and Stock Price Information...............................2

Selected Financial Ratios and Other Data....................................3

Management's Discussion and Analysis........................................4

Independent Auditor's Report..............................................F-1

Consolidated Financial Statements.........................................F-2

Notes to Consolidated Financial Statements................................F-6

Corporate Information..............................................Back Cover

To Our Stockholders:

On behalf of our Board of Directors and employees, we are pleased to present the 2000 Annual Report to Stockholders of Steelton Bancorp, Inc. (the "Corporation"). The Corporation is the parent holding company of Mechanics Savings Bank (the "Bank").

For the fiscal year ended December 31, 2000, the Corporation earned $288,000 or $.84 per share. This represents a 58% increase over net income of $182,000 for the fiscal year ended December 31, 1999. The increase in net income was primarily attributable to a higher level of mortgage and consumer loans outstanding.

At December 31, 2000, the Corporation's assets totaled $60.7 million, as compared to $53.9 million at December 31, 1999. Stockholders' equity was $6.6 million or $20.92 per share at December 31, 2000.

We are pleased to announce that the Bank has completed new parking facilities at
our  main  office  in  Steelton   and  will  soon  open  the  long   anticipated
drive-through window and 24-hour full service ATM.

Our first full year as a public company was an eventful one. In spite of interest rate increases by the Federal Reserve, we were able to improve our net earnings over the previous year. We expect 2001 to be eventful as well as we cope with a high cost of funds and relatively low margin mortgage loans. We thank you for your loyal support and we invite you to avail yourselves of the many services we now offer. The goal of your Board of Directors and management is to continuously strive to enhance your investment in the Corporation.

Sincerely,


/s/Harold E. Stremmel

Harold E. Stremmel
President and Chief Executive Officer

CORPORATE PROFILE

         Steelton Bancorp, Inc. (the "Corporation") is the parent company for Mechanics Savings Bank (the "Bank"). The Corporation was formed as a Pennsylvania corporation in February 1999 at the direction of the Bank in connection with the Bank's conversion from a mutual to stock form of ownership (the "Conversion"). The Corporation acquired all of the capital stock issued by the Bank upon its conversion. On July 8, 1999, the Bank completed its conversion in connection with a $3.85 million initial public offering of the Corporation's common stock. The Corporation is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, the Corporation conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Corporation's portion of the net proceeds obtained in the Conversion.

         The Bank, founded in 1900 under the name "Mechanics Building and Loan Association of Steelton," is a federally-chartered stock savings bank headquartered in Steelton, Pennsylvania. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the "OTS") and its deposits are federally insured by the Savings Association Insurance Fund (the "SAIF"), as administered by the Federal Deposit Insurance Corporation (the "FDIC") . The Bank is a member of, and owns capital stock in, the Federal Home Loan Bank (the "FHLB") of Pittsburgh, one of the twelve regional banks in the FHLB system.

         The Bank operates a traditional savings bank business, attracting deposits accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by one- to four-family residential real estate.

STOCK PRICE INFORMATION

         The Corporation's common stock has been traded on the OTC-Bulletin Board under the trading symbol of "SELO" since it commenced trading on July 9, 1999. The following table reflects the high and low bids for the Corporation's common stock during the quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The following quotations and cash dividends have been adjusted to take into account a 5% stock dividend declared in November 2000.

                                                              Cash Dividends
1999                                         High       Low      per share
----                                        ------     -----  --------------
Third Quarter (beginning July 9, 1999)....  $10.48    $10.00         --
Fourth Quarter............................  $10.48     $8.33      $0.08
2000
----
First Quarter.............................  $10.26     $8.28         --
Second Quarter............................  $10.43     $8.84      $0.08
Third Quarter.............................  $12.02    $10.21         --
Fourth Quarter............................  $12.88    $10.89      $0.08

         The number of stockholders of record of common stock as of February 28, 2000, was approximately 177. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At February 28, 2000, there were 349,259 shares outstanding. The Corporation's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory requirements imposed by the OTS.


SELECTED FINANCIAL RATIOS AND OTHER DATA



                                                   At or For the Years Ended
                                                         December 31,
                                                 ----------------------------
                                                  2000      1999        1998
                                                  ----      ----        ----
Return on average assets......................    0.50%      0.38%      0.25%
Return on average equity......................    4.28       3.84       2.77
Average equity to average assets .............   11.58      10.00       9.14
Equity to assets at period end................   10.94      12.57       8.91
Dividend payout ratio.........................   18.72      16.93         --
Average interest-earning assets to average
    interest-bearing liabilities..............  112.67     107.42     106.37
Net interest rate spread(1)...................    2.15       2.57       2.58
Net interest margin(2)........................    2.76       2.89       2.88
Non-performing loans to total loans...........    0.59       1.65       1.16
Allowance for loan losses to total loans......    0.38       0.53       0.60
Allowance for loan losses to non-
   performing loans...........................   63.56      31.92      51.55

-------------------
(1) Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2)  Net interest income as a percentage of average interest-earning assets.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following is a discussion of the financial condition and results of operations of the Corporation and the Bank, and should be read in conjunction with the accompanying Consolidated Financial Statements.

FORWARD - LOOKING STATEMENTS

         This document contains statements that project the future operations of the Corporation which involve risks and uncertainties. The Corporation's actual results may differ significantly from the results discussed in these forward-looking statements. Statements concerning future performance, developments, events, expectations for growth and market forecasts, and any other guidance on future periods, constitute forward-looking statements which are subject to a number of risks and uncertainties, including interest rate fluctuations and government and regulatory actions which might cause actual results to differ materially from stated expectations or estimates.

FINANCIAL CONDITION

         Assets increased $6.8 million or 13% to reach $60.7 million at December 31, 2000, compared with $53.9 million at the end of 1999. The balance sheet growth was attributable to loan growth primarily funded through borrowings from the Federal Home Loan Bank. Management intends to limit net loan growth in 2000 and use available funds to pay-down some of the Bank's higher cost borrowings. Cash levels declined in 2000 as 1999 levels were built up in anticipation of potential extraordinary needs associated with the year 2000 transition. Other assets reflected an increase attributable to the investment in Bank-owned life insurance.

SUMMARY OF 2000 PERFORMANCE

         Performance highlights for 2000 included a 58% increase in net income attributable in part to strong growth in earning assets. Average loans increased by $9.0 million or 32% in 2000. This growth contributed to a 17% increase in net interest income despite a reduced net yield on interest- earning assets attributable to the higher interest rate environment throughout most of 2000. Improved asset yields did not keep pace with increasing cost of funds.

         While loans demonstrated strong growth during the year, the level of problem loans actually declined and were .59% of total loans at the end of 2000 compared with 1.65% at December 31, 1999. As a result of the lower level of risk inherent in the portfolio, the allowance for loan losses expressed as a percentage of loans declined from .53% at the end of 1999 to .38% at the end of 2000.

         Noninterest sources of revenue showed strong growth during 2000, primarily due to investment in Bank-owned life insurance. Noninterest expense increased 11%, primarily due to higher personnel costs associated with merit increases, increased staffing and newly implemented benefit programs.

         Capital measures remained strong and well in excess of the threshold required for "Well Capitalized" designation. During 2000, the Corporation repurchased approximately 58,000 shares for treasury and benefit plans at a total cost of $650,000. All share amounts were restated to reflect the 5% stock dividend declared in November of 2000 and paid in February 2001.

NET INTEREST INCOME

         The most significant source of revenue (85%) for the Corporation is net interest income, which is determined by (i) the difference between rates of interest the Bank earns on its interest- earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income is heavily impacted by competition, the interest rate environment and the level and composition of the Corporation's interest-earning assets and interest-bearing liabilities.

AVERAGE BALANCE SHEET

         The following table sets forth a summary of average balances of assets and liabilities as well as average yield and cost information. Average balances are based upon month-end balances, however, the Corporation does not believe the use of month-end balances differs significantly from an average based upon daily balances. There have been no tax equivalent adjustments made to yields.

                                                                           Year Ended December 31,
                                              -------------------------------------------------------------------------------
                                                           2000                                         1999
                                              ----------------------------------       --------------------------------------

                                              ---------- ----------- -----------       --------------------------------------
(dollars in thousands)                          Average                 Average              Average                  Average
                                                Balance    Interest    Yld/Cost              Balance     Interest    Yld/Cost
                                              ---------- ----------- -----------       --------------------------------------
Interest-earning assets:
  Loans receivable(1)                           $37,034      $2,978       8.04%              $28,035       $2,267      8.09%
  Investment securities:
    Taxable                                      14,048         924       6.58%               11,864          745      6.28%
    Non-taxable                                   1,925          91       4.73%                1,663           78      4.69%
  Other interest-earning assets                   2,156         152       7.05%                3,491          152      4.35%
                                             ---------- ----------- -----------       --------------------------------------
  Total interest-earning assets                 $55,163      $4,145       7.51%              $45,053       $3,242      7.20%
                                                        ----------- -----------                     ------------------------
Noninterest-earning assets                        2,945                                        2,395
                                             ----------                               --------------
     Total assets                               $58,108                                      $47,448
                                             ==========                               ==============

Interest-bearing liabilities:
  NOW/Money market                               $2,998         $54       1.80%               $5,685          $68      1.20%
  Savings                                         5,194         139       2.68%                4,392          115      2.62%
  Certificates of deposit                        23,355       1,352       5.79%               21,209        1,169      5.51%
  Other liabilities                              17,412       1,080       6.20%               10,656          589      5.53%
                                             ---------- ----------- -----------       --------------------------------------
     Total interest-bearing liabilities         $48,959      $2,625       5.36%              $41,942       $1,941      4.63%
                                                        -----------                                 -------------
Noninterest-bearing liabilities                   2,420                                          763
Stockholders' Equity                              6,729                                        4,743
                                             ----------                               --------------
     Total Liabilities and
          Stockholders' Equity                  $58,108                                      $47,448
                                             ==========                               ==============

Net interest income/spread(2)                                $1,520       2.15%                            $1,301      2.57%
                                                        ----------- -----------                     ------------------------
Net yield on interest-earning assets(3)                                   2.76%                                        2.89%
                                                                    -----------                                  -----------
Ratio of average interest-earning assets to
  average interest-bearing liabilities                                  112.67%                                      107.42%
                                                                    -----------                                  -----------

--------------------
(1)  Average balances include non-accrual loans.
(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest- earning assets.

RATE/VOLUME ANALYSIS

         The table below sets forth certain information regarding changes in the Corporation's interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by last year's rate); (ii) changes in rates (changes in rate multiplied by last year's average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                                  2000 Compared to 1999
                                                     -----------------------------------------------
                                                               Increase(Decrease) Due To:
                                                     -----------------------------------------------
                                                                                 Rate/
(in thousands)                                          Volume       Rate       Volume      Total
                                                     ------------ ----------- ----------------------
Interest income:
  Loans receivable                                           $728        ($13)        ($4)      $711
  Investment Securities:
    Taxable                                                   137          35           7        179
    Non-Taxable                                                12           1           0         13
  Other interest-earning assets                               (58)         94         (36)         0
                                                     ------------ ----------- ----------------------
    Total interest-earning assets                            $819        $117        ($33)      $903

Interest expense:
  NOW/Money market                                           ($32)        $34        ($16)      ($14)
  Savings                                                      21           3           0         24
  Certificates of deposit                                     118          59           6        183
  Other liabilities                                           373          72          46        491
                                                     ------------ ----------- ----------------------
     Total interest-bearing liabilities                      $481        $168         $36       $684
                                                     ------------ ----------- ----------------------
Net change in interest income                                $338        ($50)       ($69)      $219
                                                     ============ =========== ======================

         As demonstrated by the above tables, a $10.0 million or 22% increase in earning assets led to an $819,000 increase in interest income. Similarly, a $7.0 million or 16.7% increase in interest- bearing liabilities led to a $481,000 increase in interest expense. The net improvement attributable to volume was offset by the unfavorable impact of higher interest rates on the liability-sensitive balance sheet to result in net improvement of $219,000 or 17% in net interest income.

MARKET RISK ANALYSIS

         Qualitative Analysis. Because the majority of the Bank's assets and liabilities are sensitive to changes in interest rates, the Bank's most significant form of market risk is interest rate risk.

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value ("NPV")and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's NPV and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates and by originating loans with shorter terms to maturity such as construction, commercial and consumer loans. In addition, the Bank has invested in adjustable-rate mortgage- backed securities as an interest risk management strategy.

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk- based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its NPV to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at December 31, 2000, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.


                                       Net Portfolio Value
   Changes          ----------------------------------------------------------
   In Market
Interest Rates      $ Amount     $ Change     % Change        NPV Ratio(1)
--------------      --------     --------     --------        ------------
(basis points)      (Dollars in Thousands)

      +300          $ 2,562      $ -3,896          -60   %          4.62 %
      +200            3,978        -2,480          -38              6.93
      +100            5,366        -1,092          -17              9.05
         0            6,458                                        10.61
      -100            7,046           587           +9             11.37
      -200            7,088           629          +10             11.32
      -300            7,256           797          +12             11.46

--------------
(1)  Calculated as the estimated NPV divided by present value of total assets.

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

PROVISION FOR LOAN LOSSES

         The provision for loan losses reached $7,000 in 2000 compared with $2,000 in 1999. The additional provision was responsive to loan growth and net charge-offs taken in 2000. While charge- off levels increased in 2000, they remained at a low percentage of average loans (0.07%).

NONINTEREST INCOME AND EXPENSES

         Noninterest income increased 22% in total in 2000 compared with 1999, due to income earned on Bank-owned life insurance and to increased rental income associated with expanded leasing of unused portions of the corporate headquarters. Most service fee categories remained stable with 1999 results.

         Noninterest expenses increased $137,000 or 11% in total, with 88% of the increase occurring in salaries and benefits. Salaries increased $31,000 or 8% due to merit increases and additional staff. Additionally, 2000 reflected the first full year of expense associated with the Employee Stock Ownership Plan and the Restricted Stock Plan.

INCOME TAX EXPENSE

         Income tax expense for 2000 resulted in an effective tax rate of 22.5% compared with 26.7% in 1999. The reduction in the effective tax rate is attributable to the investment in Bank-owned life insurance and a higher level of investment in tax-free state and municipal bonds.

LIQUIDITY AND CAPITAL RESOURCES

         The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of the Bank's deposits and short-term borrowings. The required ratio currently is 4% and the Bank's regulatory liquidity ratio was 27% and 37% at December 31, 2000 and 1999, respectively.

         The Corporation's primary sources of funds are deposits, repayment of loans and mortgage- backed securities, maturities of investment securities, advances from the Federal Home Loan Bank ("FHLB") and funds provided from operations. While scheduled repayments of loans and mortgage- backed securities and maturities of investment securities are predictable sources of funds, deposit flows, and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Corporation uses its liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and meet operating expenses.

         Due to customer preference for potentially higher stock market returns, it is getting increasingly difficult for the Bank and other institutions to grow deposits. As a result, the Bank funded most of its 2000 loan growth with FHLB borrowings. At December 31, 2000, the Bank could borrow an additional $18.6 million from the FHLB based on qualifying collateral.

         Approximately $14.5 million of the Bank's time deposits are scheduled to mature within the next 12 months. It has been the Bank's experience that a substantial portion of such maturing deposits remain with the Bank. At December 31, 2000, the Bank had minimal loan commitments outstanding.

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Steelton Bancorp, Inc.
Steelton, Pennsylvania


              We have audited the accompanying consolidated balance sheet of Steelton Bancorp, Inc. and its wholly-owned subsidiary (the "Corporation") as of December 31, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Steelton Bancorp, Inc. for the year ended December 31, 1999 were audited by other auditors whose report, dated January 24, 2000, expressed an unqualified opinion on those statements.


              We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steelton Bancorp, Inc. and its wholly-owned subsidiary as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.




                                       /s/Beard Miller Company LLP
                                       -------------------------------
                                       Beard Miller Company LLP



Harrisburg, Pennsylvania
January 26, 2001


STEELTON BANCORP, INC.
CONSOLIDATED BALANCE SHEETS


----------------------------------------------------------------------------------------------------------------------------
December 31,                                                                                2000                  1999
----------------------------------------------------------------------------------------------------------------------------

              ASSETS

Cash and due from banks                                                               $      278,524        $    1,617,768
Interest bearing deposits in other banks                                                   1,140,038             1,670,023
                                                                                --------------------------------------------
              Cash and cash equivalents                                                    1,418,562             3,287,791
Investment securities available for sale                                                  10,007,980            10,252,585
Investment securities held to maturity (fair values 2000 $ 5,341,664;
     1999 $ 5,459,556)                                                                     5,380,735             5,756,786
Loans receivable, net of allowance for loan losses 2000 $ 149,603;
     1999 $ 168,200                                                                       39,769,076            32,027,255
Federal Home Loan Bank stock, at cost                                                      1,030,700               691,800
Bank premises and equipment, net                                                           1,449,585             1,212,927
Accrued interest receivable and other assets                                               1,688,395               666,227
                                                                                --------------------------------------------

              Total assets                                                            $   60,745,033        $   53,895,371
                                                                                ============================================

     LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
     Deposits                                                                         $   34,133,250        $   33,266,127
     Advances from Federal Home Loan Bank                                                 19,398,854            13,334,745
     Advances from borrowers for insurance and taxes                                         305,662               232,508
     Accrued interest payable and other liabilities                                          262,479               289,913
                                                                                --------------------------------------------

              Total liabilities                                                           54,100,245            47,123,293
                                                                                --------------------------------------------

STOCKHOLDERS' EQUITY
     Preferred stock, no par value; 2,000,000 shares authorized;
         none issued and outstanding                                                               -                     -
     Common stock, $ .10 par value; 8,000,000 shares authorized;
         issued 2000 404,250 shares; 1999 385,000 shares                                      40,425                38,500
     Surplus                                                                               3,665,547             3,457,015
     Retained earnings                                                                     3,889,722             3,863,701
     Unearned compensation                                                                  (422,598)             (308,000)
     Treasury stock, at cost, 2000 41,398 shares                                            (478,826)                    -
     Accumulated other comprehensive loss                                                    (49,482)             (279,138)
                                                                                --------------------------------------------

              Total stockholders' equity                                                   6,644,788             6,772,078
                                                                                --------------------------------------------

              Total liabilities and stockholders' equity                              $   60,745,033        $   53,895,371
                                                                                ============================================

See Notes to Consolidated Financial Statements.



STEELTON BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME


----------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                                  2000                 1999
----------------------------------------------------------------------------------------------------------------------------

Interest and dividend income:
     Loans                                                                            $     2,977,575       $    2,266,609
     Securities:
         Taxable                                                                              923,647              745,119
         Tax exempt                                                                            90,674               77,805
     Dividends on FHLB stock                                                                   95,071               52,129
     Other                                                                                     58,018              100,459
                                                                                  ------------------------------------------

              Total interest and dividend income                                            4,144,985            3,242,121
                                                                                  ------------------------------------------

Interest expense:
     Deposits                                                                               1,544,340            1,351,594
     Advances from Federal Home Loan Bank                                                   1,080,298              589,316
                                                                                  ------------------------------------------

              Total interest expense                                                        2,624,638            1,940,910
                                                                                  ------------------------------------------

              Net interest income                                                           1,520,347            1,301,211

Provision for loan losses                                                                       7,000                2,000
                                                                                  ------------------------------------------

              Net interest income after provision for loan losses                           1,513,347            1,299,211
                                                                                  ------------------------------------------

Noninterest income:
     Fees and service charges                                                                 163,724              162,634
     Other                                                                                     94,952               49,842
                                                                                  ------------------------------------------

              Total noninterest income                                                        258,676              212,476
                                                                                  ------------------------------------------

Noninterest expense:
     Salaries and employee benefits                                                           746,071              625,736
     Occupancy                                                                                101,644               97,040
     Equipment                                                                                189,539              192,989
     Professional fees                                                                        138,134              123,848
     Advertising                                                                               51,879               42,422
     Other                                                                                    173,802              181,556
                                                                                  ------------------------------------------

              Total noninterest expense                                                     1,401,069            1,263,591
                                                                                  ------------------------------------------

              Income before income taxes                                                      370,954              248,096

Income taxes                                                                                   83,316               66,166
                                                                                  ------------------------------------------

              Net income                                                              $       287,638       $      181,930
                                                                                  ==========================================

Per share data:
     Net income, basic                                                                $          0.84       $         0.31
                                                                                  ==========================================

     Net income, diluted                                                              $          0.82       $         0.31
                                                                                  ==========================================

See Notes to Consolidated Financial Statements.

STEELTON BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31, 2000 and 1999
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                         Accumulated
                                                                                                            Other         Total
                                      Common                    Retained      Unearned      Treasury    Comprehensive Stockholders'
                                      Stock       Surplus       Earnings    Compensation     Stock          Loss          Equity
                                   -------------------------------------------------------------------------------------------------

Balance, December 31, 1998         $        -  $          -  $  3,712,571  $          -   $         -  $    (14,082)  $  3,698,489
                                                                                                                      --------------
    Comprehensive income:
      Net income                            -             -       181,930             -             -             -        181,930
      Net change in unrealized
        losses on available for
        sale securities                     -             -             -             -             -      (265,056)      (265,056)
                                                                                                                      --------------

        Total comprehensive income                                                                                         (83,126)
                                                                                                                      --------------

    Stock issuance                     38,500     3,457,015             -      (308,000)            -             -      3,187,515
    Cash dividends declared
      ($ .08 per share)                     -             -       (30,800)            -             -             -        (30,800)
                                   -------------------------------------------------------------------------------------------------

Balance, December 31, 1999             38,500     3,457,015     3,863,701      (308,000)            -      (279,138)     6,772,078
                                                                                                                      --------------
    Comprehensive income:
      Net income                            -             -       287,638             -             -             -        287,638
      Net change in unrealized
        losses on available for
        sale securities                     -             -             -             -             -       229,656        229,656
                                                                                                                      --------------
        Total comprehensive income                                                                                         517,294
                                                                                                                      --------------
    Stock purchased for treasury
      and benefit plans                     -             -             -      (171,345)     (478,826)            -       (650,171)
    Earned compensation                     -         2,695             -        56,747             -             -         59,442
    Cash dividends declared
      ($ .16 per share)                     -             -       (53,855)            -             -             -        (53,855)
    Stock dividend declared             1,925       205,837      (207,762)            -             -             -              -
                                   -------------------------------------------------------------------------------------------------

Balance, December 31, 2000         $   40,425  $  3,665,547  $  3,889,722  $   (422,598)  $  (478,826) $    (49,482)  $  6,644,788
                                   =================================================================================================


See Notes to Consolidated Financial Statements.

STEELTON BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS


----------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                                    2000               1999
----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                                       $        287,638      $      181,930
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Provision for loan losses                                                               7,000               2,000
         Depreciation                                                                           66,237              84,077
         ESOP and restricted stock plan expense                                                 59,442              19,822
         Earnings on bank-owned life insurance                                                 (32,824)                  -
         Deferred income taxes                                                                  (8,185)            (37,852)
         Increase in accrued interest receivable                                               (78,770)            (94,507)
         Increase in accrued interest payable                                                    2,073              68,246
         Other                                                                                 (15,502)            114,240
                                                                                    -----------------------------------------

              Net cash provided by operating activities                                        287,109             337,956
                                                                                    -----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Available for sale securities:
         Maturities                                                                          1,379,430           1,447,318
         Purchases                                                                            (780,624)         (8,143,062)
     Held to maturity securities:
         Maturities                                                                            365,324             916,652
         Purchases                                                                                   -          (1,478,574)
     Net increase in loans                                                                  (7,776,278)         (4,194,356)
     Purchase of bank-owned life insurance                                                  (1,000,000)                  -
     Purchase of bank premises and equipment                                                  (302,895)           (182,276)
     Purchase of Federal Home Loan Bank stock                                                 (338,900)           (127,200)
                                                                                    -----------------------------------------

              Net cash used in investing activities                                         (8,453,943)        (11,761,498)
                                                                                    -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in deposits                                                                  867,123           4,993,696
     Net increase in advances from borrowers for insurance and taxes                            73,154              65,193
     Advances from Federal Home Loan Bank                                                   21,000,000          14,264,247
     Repayment of Federal Home Loan Bank advances                                          (14,935,891)        (10,186,910)
     Proceeds from issuance of stock, net                                                            -           3,187,515
     Stock purchased for treasury and benefit plans                                           (650,171)                  -
     Payment of dividends                                                                      (56,610)                  -
                                                                                    -----------------------------------------

              Net cash provided by financing activities                                      6,297,605          12,323,741
                                                                                    -----------------------------------------

              Increase (decrease) in cash and cash equivalents                              (1,869,229)            900,199

Cash and cash equivalents:
     Beginning                                                                               3,287,791           2,387,592
                                                                                    -----------------------------------------

     Ending                                                                           $      1,418,562      $    3,287,791
                                                                                    =========================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash payments for:
         Interest                                                                     $      2,622,565      $    1,872,665
                                                                                    =========================================
         Income taxes                                                                 $        167,207      $            -
                                                                                    =========================================

See Notes to Consolidated Financial Statements.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES

         Nature of operations:
              The Corporation's business is conducted principally through its wholly-owned subsidiary, Mechanics Savings Bank (the "Bank"). The Bank provides a variety of retail banking services to customers through its two offices located in Dauphin County, Pennsylvania. The Bank's primary deposit products are non-interest and interest-bearing checking accounts, savings accounts and certificates of deposit. Its primary lending products are single-family residential loans.

         Basis of consolidation:
              The consolidated financial statements include the accounts of Steelton Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, Mechanics Savings Bank. All material intercompany balances and transactions have been eliminated in consolidation.

         Use of estimates:
              The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investment securities:
              The   Corporation's   investment   securities  are  classified  as
              available for sale and held to maturity and are accounted for as follows:

              o Securities held to maturity - Government, federal agency and corporate debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the terms of the securities.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Investment securities (continued):
              o Securities available for sale - Available for sale securities consist of investment securities not classified as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are included in other comprehensive income. Realized gains and losses on available for sale securities are included in income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using the interest method over the terms of the securities.

         Loans receivable:
              Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

              The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Allowance for loan losses:
              The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

              The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

              A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

              Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Bank premises and equipment:
              Bank premises and equipment are comprised of land, at cost, and buildings, building improvements, furnishings and equipment at cost less accumulated depreciation. Depreciation charges are computed on the straight-line and declining balance methods over the estimated useful lives of the related assets.

         Stock based compensation:
              Stock options are accounted for under Accounting Principles Board Opinion (APB) No. 25. Stock options are granted at exercise prices not less than the fair value of the common stock on the date of grant. Under APB No. 25, no compensation expense is recognized related to these plans. The pro forma impact to net income and earnings per share that would occur if compensation expense was recognized based on the estimated fair value of the options on the date of the grant is disclosed in the notes to the consolidated financial statements.

         Pension plan:
              The Corporation has a pension plan covering substantially all employees. The plan is a fully insured defined benefit plan provided through a contract with a life insurance company that is currently funded by the Corporation through annual premiums.

         Income taxes:
              Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities in the financial statements and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

              The Corporation and its subsidiary file a consolidated federal income tax return.

         Advertising:
              Advertising costs are expensed as incurred.

         Off-balance sheet financial instruments:
              In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the balance sheet when they are funded.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Comprehensive income:
              Comprehensive income for the Corporation consists of net income and unrealized gains or losses on available for sale securities and is presented in the consolidated statement of stockholders' equity. Unrealized securities gains or losses and the related tax impact included in comprehensive income are as follows:

                                                     Year Ended December 31,
                                                        2000       1999
                                                     --------------------------

                  Unrealized holding gain (loss)     $ 378,597   $   (432,234)
                  Tax effect                           148,941       (167,178)
                                                     --------------------------

                                Net of tax amount    $ 229,656   $   (265,056)
                                                     ==========================

         Earnings per share:
              Basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during each period. Unallocated shares associated with the Corporation's ESOP are not considered outstanding shares. Diluted earnings per share is calculated by increasing the denominator for the assumed conversion of all potentially dilutive securities. The Corporation's dilutive securities are limited to stock options and restricted stock awards.

              Basic earnings per share for the year ended December 31, 1999 was calculated by dividing net income for the period from the date of conversion (see Note 8) to December 31, 1999 of $ 116,251 by the weighted average common shares outstanding for that same period of 371,910.

              Historical shares outstanding and per share data have been restated to reflect a 5% stock dividend declared in November 2000 and issued in January 2001.

         Treasury stock:
              The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost inventory method.

         Statements of cash flows:
              The Corporation considers all cash and due from banks and interest-bearing deposits in other banks to be cash equivalents for purposes of the statements of cash flows.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Reclassifications:
              Certain amounts in the 1999 consolidated financial statements have been reclassified to conform with the 2000 presentation. Such reclassifications had no impact on reported net income.

         Segment reporting:
              The Corporation operates in a single business segment consisting of traditional savings bank activities.

         New accounting standards:
              In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (as amended by Statement Nos. 137 and 138), "Accounting for Derivative Instruments and Hedging Activities". This statement and its amendments establish accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and require that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. The statement requires that changes in the fair value of derivatives be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Corporation adopted the statement on January 1, 2001. The adoption of the statement did not have a significant impact on the financial condition or results of operations of the Corporation.

              In September 2000, the Financial Accounting Standards Board issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement replaces SFAS No. 125 of the same name. It revises the standards of securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. This statement is to be applied prospectively with certain exceptions. Other than these exceptions, earlier or retroactive application of its accounting provision is not permitted. The adoption of the statement is not expected to have a significant impact on the Corporation.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




2
--------------------------------------------------------------------------------
INVESTMENT SECURITIES

         The amortized cost and estimated fair values of the Corporation's investment securities at December 31, 2000 and 1999 are summarized as follows:

                                                                                Gross           Gross
                                                                Amortized     Unrealized      Unrealized           Fair
                                                                  Cost          Gains           Losses             Value
                                                       ---------------------------------------------------------------------
              Securities available for sale:
                   December 31, 2000:
                       U.S. Government and
                            federal agencies            $       4,844,270  $     17,092   $      19,131   $      4,842,231
                       Mortgage-backed securities:
                            Government agency                   3,440,170        13,568          21,389          3,432,349
                            Corporate                             985,636             -          56,026            929,610
                       State and local governments                812,877         1,288          10,375            803,790
                                                       ---------------------------------------------------------------------

                                                        $      10,082,953  $     31,948   $     106,921   $     10,007,980
                                                       =====================================================================
                   December 31, 1999:
                       U.S. Government and
                            federal agencies            $       4,591,384  $      1,458   $     166,358   $      4,426,484
                       Mortgage-backed securities:
                            Government agency                   4,288,009         3,065          83,260          4,207,814
                            Corporate                           1,000,000             -         133,437            866,563
                       State and local governments                826,762             -          75,038            751,724
                                                       ---------------------------------------------------------------------

                                                        $      10,706,155  $      4,523   $     458,093   $     10,252,585
                                                       =====================================================================
              Securities held to maturity:
                   December 31, 2000:
                       Certificate of deposit           $         100,000  $          -   $           -   $        100,000
                       U.S. Government and
                            federal agencies                      620,000             -          25,805            594,195
                       Mortgage-backed securities:
                            Government agency                   3,053,162        22,110          27,272          3,048,000
                            Corporate                             311,031            48           9,189            301,890
                       State and local governments              1,296,542         2,545           1,508          1,297,579
                                                       ---------------------------------------------------------------------

                                                        $       5,380,735  $     24,703   $      63,774   $      5,341,664
                                                       =====================================================================
                   December 31, 1999:
                       Certificate of deposit           $         100,000  $          -   $           -   $        100,000
                       U.S. Government and
                            federal agencies                      621,312             -          48,807            572,505
                       Mortgage-backed securities:
                            Government agency                   3,425,238         7,301         161,409          3,271,130
                            Corporate                             314,493           145          39,750            274,888
                       State and local governments              1,295,743         6,775          61,485          1,241,033
                                                       ---------------------------------------------------------------------

                                                        $       5,756,786  $     14,221   $     311,451   $      5,459,556
                                                       =====================================================================


STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




2
--------------------------------------------------------------------------------
INVESTMENT SECURITIES (CONTINUED)

         The following is a summary of the maturities of investment securities at December 31, 2000:

                                                              Available For Sale                  Held To Maturity
                                                     ------------------------------------------------------------------------
                                                           Amortized            Fair          Amortized          Fair
                                                             Cost              Value            Cost            Value
                                                     -----------------------------------------------------------------------
              Amounts maturing:
                    After one but within five years  $        799,852   $       791,136  $      749,894  $      730,321
                    After five but within ten years         1,628,192         1,637,549         534,641         532,334
                    After ten years                         7,654,909         7,579,295       4,096,200       4,079,009
                                                     --------------------------------------------------------------------

                                                     $     10,082,953   $    10,007,980  $    5,380,735  $    5,341,664
                                                     ====================================================================

         The amortized cost and fair value of mortgage-backed securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.


3
--------------------------------------------------------------------------------
LOANS RECEIVABLE

         Loans receivable at December 31, 2000 and 1999 consist of the following:

                                                       2000             1999
                                                 -------------------------------

              Loans secured by real estate:
                   Residential                   $   38,597,448  $   31,878,923
                   Commercial                         1,023,815         830,132
              Consumer financings, direct loans         565,909         629,058
              Commercial                                 72,818          75,485
                                                 -------------------------------
                                                     40,259,990      33,413,598
              Loans in process                          (50,155)       (946,638)
              Net deferred loan origination fees       (291,156)       (271,505)
              Allowance for loan losses                (149,603)       (168,200)
                                                 -------------------------------

                                                 $   39,769,076  $   32,027,255
                                                 ===============================

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




3
--------------------------------------------------------------------------------
LOANS RECEIVABLE (CONTINUED)

         The majority of the Bank's loan portfolio consists of single-family residential loans in the area of Dauphin County, Pennsylvania. The ultimate collectibility of a substantial portion of the Corporation's loan portfolio is susceptible to changes in local market conditions.

         An analysis of the allowance for loan losses at December 31, 2000 and 1999 is as follows:

                                                       2000          1999
                                                -----------------------------

              Balance, beginning of year        $     168,200   $   166,200
                   Provision for loan losses            7,000         2,000
                   Charge-offs                        (25,597)            -
                                                -----------------------------

              Balance, end of year              $     149,603   $   168,200
                                                =============================

         Nonaccrual loans totaled $ 212,000 and $ 527,000 at December 31, 2000 and 1999, respectively. Nonaccrual loans are those on which income under the accrual method has been discontinued with subsequent interest payments credited to interest income when received or, if the ultimate collectibility of principal is in doubt, applied as principal reductions. The impact of nonaccrual loans was to reduce interest income by $ 11,498 and $ 27,382 for the years ended December 31, 2000 and 1999, respectively.

         There were no impaired loans as of December 31, 2000 and 1999.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




4
--------------------------------------------------------------------------------
BANK PREMISES AND EQUIPMENT

         A summary of bank premises and equipment at December 31, 2000 and 1999 follows:

                                                             2000               1999
                                                 ----------------------------------------

              Land                                $         373,178   $         193,930
              Buildings and improvements                    879,598             863,066
              Furnishings and equipment                     622,911             614,354
              Construction in progress                      277,806             179,248
                                                 ----------------------------------------
                                                          2,153,493           1,850,598
              Less accumulated depreciation                 703,908             637,671
                                                 ----------------------------------------

                                                  $       1,449,585   $       1,212,927
                                                 ========================================


5
--------------------------------------------------------------------------------
DEPOSITS

         Deposits at December 31, 2000 and 1999 consist of the following:

                                                            2000                 1999
                                                 ------------------------------------------

              Noninterest-bearing deposits        $        2,306,774   $        1,648,224
              Interest-bearing deposits:
                   NOW                                     1,654,653            1,330,492
                   Savings                                 5,134,016            5,457,016
                   Money market                            1,038,614            2,111,086
                   Certificates of deposit                23,999,193           22,719,309
                                                 ------------------------------------------

                            Total deposits        $       34,133,250   $       33,266,127
                                                 ==========================================

         The aggregate amount of certificates of deposit including individual retirement accounts with a minimum denomination of $ 100,000 was $ 4,021,925 and $ 3,759,212 at December 31, 2000 and 1999, respectively.

         Maturities of certificates of deposit at December 31, 2000 are as follows:

              2001                                $         14,534,886
              2002                                           4,239,927
              2003                                           2,942,568
              2004                                           1,762,687
              2005 and thereafter                              519,125
                                                 -----------------------

                                                  $         23,999,193
                                                 =======================

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




6
--------------------------------------------------------------------------------
ADVANCES FROM FEDERAL HOME LOAN BANK

         The Bank is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh and, as such, can take advantage of the FHLB program for overnight and term advances at published daily rates. Under the terms of a blanket collateral agreement, advances from the FHLB are collateralized by first mortgage loans and securities which totaled $ 45,481,000 at December 31, 2000. Advances available under this agreement are limited by available and qualifying collateral and the amount of FHLB stock held by the borrower. At December 31, 2000, the Bank could borrow an additional $ 18,628,000 based on qualifying collateral. Outstanding borrowings from the Federal Home Loan Bank are summarized as follows at December 31, 2000 and 1999:

                                                                      2000                              1999
                                                       ---------------------------------------------------------------------
                                                                             Weighted                          Weighted
                                                                              Average                           Average
                                                                             Interest                          Interest
                                                               Amount          Rate                Amount        Rate
                                                       ---------------------------------------------------------------------

             Maturity:
                   Within one year                      $       5,500,000       6.34  %   $       6,084,745       5.78  %
                   Within two years                             1,000,000       6.63              2,000,000       5.76
                   Within three years                           3,500,000       6.42              1,000,000       6.08
                   Within four years                                    -         -               1,000,000       5.35
                   Five years and thereafter                    9,398,854       6.28              3,250,000       5.76
                                                       --------------------              --------------------

                                                        $      19,398,854                 $      13,334,745

                                                       ====================              ====================

7
--------------------------------------------------------------------------------
INCOME TAXES

         The Corporation and subsidiary file a consolidated federal income tax return. The consolidated provision for income taxes for the years ended December 31, 2000 and 1999 are as follows:

                                                                       2000                1999
                                                          -----------------------------------------
             Tax currently payable:
                   Federal                                 $           72,533   $          90,564
                   State                                               18,968              13,454
              Deferred taxes (benefit)                                 (8,185)            (37,852)
                                                          -----------------------------------------

                            Total income tax expense       $           83,316   $          66,166
                                                          =========================================


STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




7
--------------------------------------------------------------------------------
INCOME TAXES (CONTINUED)

         The difference between the statutory federal income tax rate and the income tax expense included in the consolidated statements of income is as follows:

                                                                                  2000           1999
                                                                        ---------------------------------

              Expected tax provision at 34% rate                        $        126,124  $      84,353
              Tax-exempt interest income                                         (35,319)       (29,998)
              Increase in cash surrender value of
                   bank-owned life insurance                                     (11,160)             -
              State tax effect                                                    12,519          9,540
              Other                                                               (8,848)         2,271
                                                                        ---------------------------------

                                                                        $         83,316  $      66,166

                                                                        =================================


         Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities for the years ended December 31, 2000 and 1999 are summarized as follows:


                                                                                   2000             1999
                                                                        ------------------------------------

              Deferred tax assets:
                   Deferred loan fees                                    $         99,333   $       92,312
                   Unrealized securities losses                                    25,491          174,431
                   Allowance for loan losses                                       36,418           34,475
                   Other                                                           12,731            9,138
                                                                        ------------------------------------

                            Total deferred tax assets                             173,973          310,356

              Deferred tax liability, bank premises and equipment                 (11,928)          (7,556)
                                                                        ------------------------------------

                            Net deferred tax asset                       $        162,045   $      302,800
                                                                        ====================================

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




7
--------------------------------------------------------------------------------
INCOME TAXES (CONTINUED)

         The Corporation is permitted a special bad debt deduction for federal income tax purposes which is limited generally to an amount calculated under the experience method as defined in the Internal Revenue Code
         (Code). With the passage of the Small Business Jobs Protection Act of 1996 (Act), thrift institutions are no longer permitted to use the percentage of taxable income method of computing additions to their bad debt reserves as provided for in the Code. In addition, the excess of the thrift's bad debt reserves over those permitted, as defined under the provisions of the Act, are required to be recaptured into income for federal income tax purposes over a six-year period. Excess reserves are those reserves in excess of the base year reserves generally defined as the balance of reserves as of December 31, 1987. In accordance with SFAS 109, "Accounting for Income Taxes," a deferred liability has not been established for the tax bad debt base year reserve of the Corporation. Therefore, retained earnings at December 31, 2000 and 1999 includes approximately $ 703,000 representing such bad debt deductions for which no deferred taxes have been provided.

         Management has determined that it is not required to establish a valuation reserve for the deferred tax asset since it is more likely than not that the deferred tax asset will be realized through carryback, future reversals of existing taxable temporary differences, future taxable income and tax planning strategies.


8
--------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY

         On July 8, 1999, the Bank completed a mutual to stock conversion (the "Conversion"). In connection with the Conversion, the Corporation sold 404,250 shares (adjusted for stock dividends) of its common stock in a subscription offering at $ 9.52 per share (adjusted for stock dividends). Upon completion of these transactions, the Bank became the wholly-owned subsidiary of the Corporation and changed its name from Mechanics Savings and Loan, FSA to Mechanics Savings Bank.

         At  the  time  of  Conversion,   the  Bank  segregated  and  restricted
         approximately $ 3.7 million of retained earnings in a liquidation account for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank, and only in such an event, eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted balances of all qualifying deposits then held. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




8
--------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (CONTINUED)

         Subsequent to the Conversion, the Corporation or the Bank may not declare or pay a cash dividend on any of its shares of common stock if the effect would reduce stockholders' equity below either the amount required for the liquidation account discussed above or the applicable regulatory capital requirements, or if such declaration and payment would otherwise violate regulatory requirements.


9
--------------------------------------------------------------------------------
STOCK-BASED COMPENSATION

         The Corporation has an Employee Stock Ownership Plan (the "ESOP") which provides for annual contributions at the discretion of the Corporation. Employees are eligible to participate after one year of service and are vested after five years of service. In 1999, the ESOP purchased 32,340 (adjusted for stock dividends) of the Corporation's common stock at a total cost of $ 308,000 through a loan financed by the Corporation. Dividends are paid on allocated shares and credited to participants' accounts. Compensation expense associated with the fair value of the shares is being recognized ratably over a ten year period. Such expense totaled $ 33,496 for 2000 and $ 19,822 for 1999. The fair value of 29,106 unearned ESOP shares approximated $ 375,000 at December 31, 2000.

         In 2000, the Corporation established the Restricted Stock Plan (the "Plan") under which shares were awarded to directors and certain employees. Under the terms of the plan, each non-employee director was awarded 808 shares for a total of 4,040 shares and certain employees were awarded a total of 12,127 shares as determined by a Board appointed committee. (The number of shares were adjusted for stock dividends.) Granted shares are earned and non-forfeitable at the rate of 20% on the one-year anniversary of the date of the grant and 20% annually for the next four years if service continues. Unearned compensation, representing the fair market value of the shares at the issuance date, will be charged to expense over the vesting period. The Corporation recognized expense of $ 25,946 for the portion of shares vesting in 2000.

         In 2000, the Corporation also established the 2000 Stock Option Plan (the "Option Plan"), which provides for the granting of options to Directors and certain employees. Under the terms of the Option Plan, each non-employee director was awarded 2,021 options for a total of 10,105 options and certain employees were awarded a total of 30,319 options as determined by a Board appointed committee. The exercise price of the options is $ 8.75, which represents the fair market value of the related shares on the grant date. (The number of options and exercise price were adjusted for stock dividends.) The options are exercisable at the rate of 20% on the one-year anniversary of the date of the grant and 20% annually for the next four years if service continues. The options expire after a ten-year period. No options were exercisable at December 31, 2000.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




9
--------------------------------------------------------------------------------
STOCK-BASED COMPENSATION (CONTINUED)

         The pro forma impact as though compensation expense associated with the Option Plan had been determined under the recognition provisions of FASB Statement No. 123, is as follows for 2000:

                                                                                           Reported           Pro Forma
                                                                                     ----------------------------------------

              Net income                                                              $       287,638        $       270,847
                                                                                     =======================================

              Basic earnings per share                                                $          0.84        $          0.79
                                                                                     =======================================

              Diluted earnings per share                                              $          0.82        $          0.77
                                                                                     =======================================

         The pro forma impact is based on a grant date fair value of $ 2.50 per option computed using the Black-Scholes model and the following assumptions: dividend yield of 1.72%, expected volatility of 15%, interest rate of 6.63% and an expected life of 7 years.


10
--------------------------------------------------------------------------------
EARNINGS PER SHARE

         The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations (in thousands, except per share data):

                                                                                              2000             1999
                                                                                       ------------------------------------

              Numerator, net income                                                     $       287,638   $       116,251
                                                                                       ====================================

              Denominators:
                   Average basic shares outstanding                                             341,413           371,910
                   Average dilutive option effect                                                 5,997                 -
                   Average restricted stock effect                                                2,810                 -
                                                                                       ------------------------------------

                            Average dilutive shares outstanding                                 350,220           371,910
                                                                                       ====================================

              Earnings per share:
                   Basic                                                                $         0.84    $         0.31
                                                                                       ====================================

                   Diluted                                                              $         0.82    $         0.31
                                                                                       ====================================


STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




11
--------------------------------------------------------------------------------
REGULATORY MATTERS

         The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk-weightings and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts of ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital to assets (as defined).

         The following table provides a comparison of the Bank's risk-based capital position to regulatory capital requirements:

                                                                                                          To Be Well
                                                                                   For Capital        Capitalized Under
                                                                                    Adequacy          Prompt Corrective
                                                              Actual                Purposes          Action Provisions
                                                      ----------------------------------------------------------------------
                                                         Amount    Ratio       Amount      Ratio      Amount     Ratio
                                                      ----------------------------------------------------------------------
                                                                             (Dollars In Thousands)

         December 31, 2000:
              Total capital (to risk-weighted assets)  $    5,688   19.03 %   $    2,391    8.00 %  $    2,989    10.00 %
              Tier 1 capital (to risk-weighted assets)      5,540   18.54            N/A     N/A         1,793     6.00
              Core (Tier 1) capital (to adjusted
                  total assets)                             5,540    9.27          2,391    4.00         2,988     5.00
              Tangible equity (to adjusted total
                  assets)                                   5,540    9.27            897    1.50           N/A      N/A

         December 31, 1999:
              Total capital (to risk-weighted assets)  $    5,798   23.59 %   $    1,966    8.00 %  $    2,457    10.00 %
              Tier 1 capital (to risk-weighted assets)      5,630   22.91            N/A     N/A         1,474     6.00
              Core (Tier 1) capital (to adjusted
                  total assets)                             5,630   10.59          2,127    4.00         2,658     5.00
              Tangible equity (to adjusted total
                  assets)                                   5,630   10.59            797    1.50           N/A     N/A

         As of December 31, 2000, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action based on the most recent examination by the OTS. There are no conditions or events which have occurred since notification that management believes have changed the institution's category.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




12
--------------------------------------------------------------------------------
PENSION AND RETIREMENT SAVINGS PLANS

         The Corporation has a qualified, noncontributory, fully insured defined benefit pension plan which covers substantially all employees. The benefits are primarily based on years of service and earnings. The plan is fully insured through a contract with a life insurance company and, as such, the benefits of the plan are covered by the insurance contract. As a result, disclosure of the accumulated benefit obligations, plan assets and the components of annual pension expense required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," is not applicable.

         The Corporation makes annual premium payments for plan years that coincide with the Corporation's fiscal year. The Corporation has no obligation for benefits covered by the plan other than the payment of premiums to the insurance company. Pension expense of the Corporation, net of experienced-rated dividends, for the years ended December 31, 2000 and 1999 was $ 51,204 and $ 62,931, respectively.

         The Corporation is a participant in the Financial Institution's Thrift Plan. The plan covers substantially all employees and is in participation with other institutions. The Plan is a qualified 401(k) salary deduction plan that permits participants to contribute up to 15% of their salary to the plan. Additionally, the Corporation provides matching contributions up to 6% of the participants' salaries. For the years ended December 31, 2000 and 1999, the Corporation's contributions totaled $ 19,642 and $ 18,487, respectively.

         The Bank has entered into the Director Supplemental Retirement Plan - Defined Contribution. This plan is designed to provide an annual retirement benefit, to be paid to each director upon retirement from the Board, and a death benefit, to be paid to the director's beneficiary upon his or her death. To fund the benefits under this plan, the Bank is the owner and beneficiary of life insurance policies on the directors. The policies are actuarially designed to offset the annual expenses associated with the plan and will, given reasonable actuarial assumptions, offset all of the plan's costs during the life of the participant and provide a complete recovery of all plan costs at his or her death. The aggregate cash surrender value associated with all policies was $ 1,033,000 at December 31, 2000.


13
--------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





13
--------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

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

         The Corporation has outstanding loan commitments that are not reflected in the accompanying consolidated financial statements at December 31 as follows:

                                                 2000              1999
                                          -------------------------------------

              Unfunded loan commitments    $       477,000   $      1,817,000
              Unfunded lines of credit             344,000            298,000
                                          -------------------------------------

                                           $       821,000   $      2,115,000
                                          =====================================


14
--------------------------------------------------------------------------------
FAIR VALUES OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




14
--------------------------------------------------------------------------------
FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

         The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

              Cash and cash equivalents:
                  The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their fair value.

              Investment securities (including mortgage-backed securities):
                  Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

              Loans:
                  For variable-rate loans that reprice frequently and which entail no significant changes in credit risk, fair values are based on carrying values. The fair values of other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

              Federal Home Loan Bank stock:
                  No ready market exists for this stock that is held by the Corporation as required by law. However, redemption of this stock has historically been at par value. Accordingly, the carrying amount is deemed to be a reasonable estimate of fair value.

              Accrued interest receivable:
                  The carrying  amount of  accrued  interest  approximates   its
                  fair value.

              Deposits:
                  Fair values for demand deposits, savings accounts and certain money market deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturity of deposits. The carrying amounts for variable rate certificates of deposit approximate their fair values.

              Advances from Federal Home Loan Bank:
                  The carrying amounts of advances from the Federal Home Loan Bank are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms.

              Accrued interest payable:
                  The carrying amount of accrued interest approximates its fair value.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




14
--------------------------------------------------------------------------------
FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

              Unfunded lending commitments:
                  Fair values for unfunded lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

         The carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, 2000 and 1999 are as follows:

                                                                   2000                                 1999
                                                  --------------------------------------------------------------------------
                                                          Carrying            Fair             Carrying            Fair
                                                           Amount             Value             Amount             Value
                                                  --------------------------------------------------------------------------

              Financial assets:
                   Cash and due from banks         $        278,524  $        278,524  $       1,617,768  $      1,617,768
                   Interest bearing deposits              1,140,038         1,140,038          1,670,023         1,670,023
                   Investments:
                       Available for sale                10,007,980        10,007,980         10,252,585        10,252,585
                       Held to maturity                   5,380,735         5,341,664          5,756,786         5,459,556
                   Loans receivable, net                 39,769,076        39,084,421         32,027,255        31,485,994
                   Federal Home Loan Bank
                       stock                              1,030,700         1,030,700            691,800           691,800
                   Accrued interest receivable              400,989           400,989            322,219           322,219

              Financial liabilities:
                   Deposits                              34,133,250        34,593,348         33,266,127        32,999,998
                   Advances from Federal
                       Home Loan Bank                    19,398,854        19,358,251         13,334,745        13,176,062
                   Accrued interest payable                 142,546           142,546            140,473           140,473

              Off balance sheet financial
                   instruments, unfunded
                   lending commitments                            -                 -                  -                 -


CORPORATE INFORMATION

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


                               Board of Directors

                                 Marino Falcone
                             Chairman of the Board
                    Retired - Steelton Coal and Oil Company

         Harold E. Stremmel                       Richard E. Farina
President and Chief Executive Officer   Retired - Pennsylvania Insurance Company

           James F. Stone                         Joseph A. Wiedeman
    Retired - Stone Funeral Home             CPA - Wiedeman & Douty, P.C.

          James S. Nelson                          Victor J. Segina
       Executive Vice President                   Retired - Architect

                               Executive Officers

                               Harold E. Stremmel
                      President and Chief Executive Officer

Victor J Segina, Secretary                    Joseph A. Wiedeman, Treasurer

James S. Nelson, Executive Vice President     Shannon Aylesworth, Chief Financial Officer



Local Counsel                                 Independent Auditor
Skarlatos and Zonarich                        Beard Miller Company LLP
204 State Street                              320 East Market Street
Harrisburg, Pennsylvania 17101                Harrisburg, Pennsylvania 17108

Special Counsel                               Transfer Agent and Registrar
Malizia Spidi & Fisch, PC                     Illinois Stock Transfer Company
1100 New York Avenue, N.W.                    209 West Jackson Blvd., Suite 903
Suite 340 West                                Chicago, Illinois 60607
Washington, D.C. 20005

         The Corporation's Annual Report on Form 10-KSB for the fiscal year ended December 31 , 2000 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. James S. Nelson, Executive Vice President at the Corporation's Office. The Annual Meeting of Stockholders will be held on April 18, 2001 at 10:00 a.m. at Mechanics Savings Bank, 51 South Front Street, Steelton, Pennsylvania 17113.