Form 10KSB40, Exhibit 13
period 2001-12-31
STEELTON BANCORP INC
filed 2002-03-27
CIK 1081212

[PLACE STEELTON LOGO HERE]



                       2001 ANNUAL REPORT TO STOCKHOLDERS

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

To Our Stockholders:


On behalf of our Board of Directors and employees, we are pleased to present the 2001 Annual Report to Stockholders of Steelton Bancorp, Inc. (the "Corporation"). The Corporation is the parent holding company of Mechanics Savings Bank (the "Bank").

We thank you for your loyal support and we invite you to avail yourselves of the many services of the Bank. The goal of your Board of Directors and management is to continuously strive to enhance your investment in the Corporation.

Sincerely,



/s/Harold E. Stremmel
---------------------
Harold E. Stremmel
President and Chief Executive Officer

CORPORATE PROFILE

         Steelton Bancorp, Inc. (the "Corporation") is the parent company for Mechanics Savings Bank (the "Bank"). The Corporation was formed as a Pennsylvania corporation in February 1999 at the direction of the Bank in connection with the Bank's conversion from a mutual to stock form of ownership (the "Conversion"). The Corporation acquired all of the capital stock issued by the Bank in the Conversion. On July 8, 1999, the Bank completed the Conversion in connection with a $3.85 million initial public offering of the Corporation's common stock. The Corporation is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, the Corporation conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Corporation's portion of the net proceeds obtained in the Conversion.

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

STOCK PRICE INFORMATION

         The Corporation's common stock has been traded on the OTC-Bulletin Board under the trading symbol of "SELO" since it commenced trading on July 9, 1999. The following table reflects the high and low bids for the Corporation's common stock during the quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The following quotations and cash dividends have been adjusted to take into account stock dividends declared in November 2000 and October 2001, respectively.


2000                        High        Low       Cash Dividends per share
----                        ----        ---       ------------------------
First Quarter......       $10.26      $ 8.28             --
Second Quarter.....       $10.43      $ 8.84           $0.08
Third Quarter .....       $12.02      $10.21             --
Fourth Quarter.....       $12.88      $10.89           $0.08

2001
----
First Quarter......       $16.40      $12.42             --
Second Quarter.....       $16.14      $12.92           $0.09
Third Quarter......       $19.50      $15.15             --
Fourth Quarter.....       $19.00      $11.43           $0.09

         The number of stockholders of record of common stock as of February 28, 2002, was approximately 169. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At February 28, 2002, there were 301,190 shares outstanding. The Corporation's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory requirements imposed by the OTS.

SELECTED FINANCIAL RATIOS AND OTHER DATA


                                                       At or For the Years Ended
                                                            December 31,
                                                       -------------------------
                                                         2001     2000     1999
                                                         ----     ----     ----


Return on assets ..................................      0.31%    0.50%    0.38%

Return on equity ..................................      3.80     4.28     3.84

Average equity to average assets ..................      8.21    11.58    10.00

Equity to assets at period end ....................      9.94    10.94    12.57

Dividend payout ratio .............................     28.63    18.72    16.93

Average interest-earning assets to average
     interest-bearing liabilities .................    109.57   112.67   107.42

Net interest rate spread (1) ......................      2.04     2.15     2.57

Net interest margin (2) ...........................      2.47     2.76     2.89

Non-performing loans to total loans ...............      1.72     0.59     1.65

Allowance for loan losses to total loans ..........      0.40     0.38     0.53

Allowance for loan losses to non-performing loans..     23.22    63.56    31.92

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

Financial Condition

              Assets decreased $3.7 million or 6.1% to $57.0 million at December 31, 2001, compared with $60.7 million at the end of 2000. The balance sheet decline was primarily attributable to the decline in loans, specifically within the mortgage loan portfolio. Total loans decreased $2.9 million or 7.3% to $36.9 million at December 31, 2001 compared to $39.8 million at the end of 2000. FHLB borrowings decreased $2.2 million, or 11.4% to $17.2 million compared with $19.4 million at the end of 2000. These trends are consistent with Management's intention to limit net loan growth and use available funds to pay-down higher cost borrowings. Cash and cash equivalents increased $1.8 million or 125.4% to $3.2 million at December 31, 2001 compared with $1.4 million at the end of 2000. This increase was, in part, a result of a net decrease in the Bank's investment portfolio of $2.7 million, or 17.3% to $12.7 million at December 31, 2001 compared to $15.4 million at the end of the prior year. This decrease primarily resulted from approximately $2.9 million in called securities.

              During 2001 Management instituted a plan to repurchase common shares outstanding. The repurchase, for the most part, was facilitated through a Modified Dutch Auction Tender Offer. In addition to the Modified Dutch Tender Offer, common stock was repurchased from time to time on the open market. During 2001, the Bank repurchased a total of 75,898 common shares at a cost of approximately $1.3 million. The goal of this endeavor was to improve stockholder's equity per share and return on equity.

Summary of 2001 Performance

              Net income decreased 33.1% to $192,000 in 2001 from $288,000 in 2000, primarily as a result of the overall lower interest rate environment. As a result, net interest income decreased $72,000 or 4.7%. Interest income on taxable securities decreased $145,000, principally as a result of a lower yield on the portfolio. However, as the mortgage loan portfolio decreased as the year progressed, higher yielding consumer loans increased approximately 65% resulting in a marginal increase in interest income on loans of approximately 2.9%.

         Interest expense on deposits decreased $79,000 or 5.1% but was offset by a proportionate increase of interest expense on FHLB advances of $72,000 or 6.7%. This increase in FHLB interest expense was primarily the result of higher priced advances held at the beginning of the year, and subsequently liquidated later in the year as funds became available. The net effect was a marginal decrease of .3% for the Bank's cost of funds.

              The overall effect of the 2001 interest-rate environment was a decrease in the Bank's net interest margin of approximately 4.7%.

              Total problem loans increased significantly during the year and accounted for 1.72% of total loans at December 31, 2001 compared to .59% in 2000. This significant increase is primarily related to loans to one borrower that account for approximately 82.5% of the increase. The significant increase in the provision for loan losses of 242.9% is a direct result of the increase in problem loans. The Bank has performed a collateral analysis to assess its exposure. At December 31, 2001, Management believes that it has adequately reserved for its problem loans.

              Noninterest sources of revenue continued to show growth during 2001, primarily due to the investment in Bank-owned life insurance. Noninterest expense increased 39.9% as a result of higher personnel costs associated with merit increases, and increased occupancy and equipment costs related to the recently completed bank-drive through and ATM.

              As in the prior year, the Bank's capital measures continue to remain strong and are well in excess of the threshold required for "Well Capitalized" designation. All per share amounts were restated to reflect the 5% stock dividend declared in October of 2001 and distributed in December of 2001.

Net Interest Income

              The most significant source of revenue (82%) for the Corporation is net interest income, which is determined by: (i) the difference between rates of interest the Bank earns on its interest- earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread); and, (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income is heavily impacted by competition, the interest rate environment and the level and composition of the Corporation's interest-earning assets and interest-bearing liabilities.

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

                                                            Year Ended December 31,
                                              -----------------------------------------------------
                                                        2001                       2000
                                              --------------------------  -------------------------
(dollars in thousands)                        Average            Average  Average           Average
                                              Balance Interest  Yld/Cost  Balance Interest Yld/Cost
                                              --------------------------  -------------------------
Interest-earning assets:
  Loans receivable(1)                         $37,056  $3,063      8.27%  $37,034  $2,978     8.04%
  Investment securities:
    Taxable                                    13,819     779      5.64%   14,048     924     6.58%
    Non-taxable                                 1,725      86      4.99%    1,925      91     4.73%
  Other interest-earning assets                 6,098     138      2.26%    2,156     152     7.05%
                                              --------------------------  -------  ----------------
  Total interest-earning assets               $58,698  $4,066      6.93%  $55,163  $4,145     7.51%
                                                     -------------------           ----------------
Noninterest-earning assets                      2,871                       2,945
                                              -------                     -------
     Total assets                             $61,569                     $58,108
                                              =======                     =======

Interest-bearing liabilities:
  NOW/Money market                            $ 3,461     $46      1.33%   $2,998  $   54     1.80%
  Savings                                       5,776     131      2.27%    5,194     139     2.68%
  Certificates of deposit                      21,889   1,288      5.88%   23,355   1,352     5.79%
  FHLB advances                                22,447   1,153      5.14%   17,412   1,080     6.20%
                                              --------------------------  -------  ----------------
     Total interest-bearing liabilities       $53,573  $2,618      4.89%  $48,959  $2,625     5.36%
                                                       -----------------           ----------------
Noninterest-bearing liabilities                 2,937                       2,420
Stockholders' Equity                            5,059                       6,729
                                              -------                     -------
     Total Liabilities and
          Stockholders' Equity                $61,569                     $58,108
                                              =======                     =======

Net interest income/spread(2)                          $1,448      2.04%           $1,520     2.15%
                                                       ======-----------           ======----------
Net yield on interest-earning
   assets(3)                                                       2.47%                      2.76%
                                                             -----------                 ----------
Ratio of average interest-earning
   assets to average interest-
   bearing liabilities                                           109.57%                    112.67%
                                                             -----------                 ----------

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


                                               2001 Compared to 2000

                                             Increase(Decrease) Due To:

                                                                     Rate/
(in thousands)                            Volume    Rate    Volume   Total
                                          ---------------------------------
Interest income:
  Loans receivable ....................   $   2    $  83    ($  0)   $  85
  Investment Securities:
    Taxable ...........................     (15)    (132)       2     (145)
    Non-Taxable .......................      (9)       5       (1)      (5)
  Other interest-earning assets .......     278     (103)    (189)     (14)
                                          ---------------------------------
    Total interest-earning assets .....   $ 255    ($147)   ($187)   ($ 79)

Interest expense:
  NOW/Money market ....................   $   8    ($ 14)   ($  2)   ($  8)
  Savings .............................      16      (21)      (2)      (8)
  Certificates of deposit .............     (85)      22       (1)     (64)
  FHLB advances .......................     312     (186)     (54)      73
                                          ---------------------------------
     Total interest-bearing liabilities   $ 251    ($199)   ($ 60)   ($  7)
                                          ---------------------------------

Net change in interest income .........   $   4    $  52    ($127)   ($ 72)
                                          =====    =====    =====    =====


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

              Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk- based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its NPV to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at December 31, 2001, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.


        Changes               Net Portfolio Value
                     ----------------------------------------
       In Market
    Interest Rates   $ Amount    $ Change     % Change           NPV Ratio(1)
-------------------  ----------  --------- ------------------ ------------------
(basis points)      (Dollars in Thousands)
                                 ---------
+300                  $ 2,790    $ -3,256        -54%               5.17%
+200                    3,893      -2,153         -36               7.00
+100                    5,020      -1,026         -17               8.77
0                       6,046           -           -              10.27
-100                    6,270         224          +4              10.48
-200(2)                     -           -           -                  -
-300(2)                     -           -           -                  -

--------------------
(1)  Calculated as the estimated NPV divided by present value of total assets.
(2) For the current reporting cycle, the OTS has suppressed all model outputs associated with the -300 and -200 bps scenario because of the abnormally low prevailing interest rate environment.

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

Provision for Loan Losses

              The provision for loan losses was increased to $ 24,000 in 2001 compared with $7,000 in 2000. The additional provision was in response to the increase in problem loans, specifically to one customer as previously indicated above. While charge-off levels increased in 2001, they remained at a low percentage of average loans (0.07%).

Noninterest Income and Noninterest Expense

              Noninterest income increased 20.3% in total in 2001 compared with 2000, due to a full year of income earned on Bank-owned life insurance and to rental income associated with leasing of unused portions of the Lower Swatara Township Branch. Service fee categories remained stable with 2000 results.

              Noninterest expenses increased $112,212 or 8.0% in total, with most of this increase occurring in salaries and benefits and equipment. Salaries increased $29,597 or 3.4% due to merit increases and expenses associated with the Employee Stock Ownership Plan and the Restricted Stock Plan. In addition, equipment costs increased $52,894 or 27.9% over the same period in the previous year primarily due to additional depreciation expense related to the new drive through and ATM facilities opened at the main office.

Income Tax Expense

              Income tax expense for 2001 resulted in an effective tax rate of 13.7% compared with 22.5% in 2000. The reduction in the effective tax rate is attributable to the whole year impact of investment in Bank-owned life insurance and the greater ratio of tax exempt income to pretax income than in 2000.

Liquidity and Capital Resources

              The Corporation's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities, advances from the Federal Home Loan Bank ("FHLB") and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows, and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Corporation uses its liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and meet operating expenses. At December 31, 2001, the Bank could borrow an additional $ 20.2 million from the FHLB based on qualifying collateral.

              Approximately $ 15.4 million of the Bank's time deposits are scheduled to mature within the next 12 months. It has been the Bank's experience that a substantial portion of such maturing deposits remain with the Bank. At December 31, 2001, the Bank had minimal loan commitments outstanding.

                          INDEPENDENT AUDITOR'S REPORT




To the Board of Directors
Steelton Bancorp, Inc.
Steelton, Pennsylvania


              We have audited the accompanying consolidated balance sheets of Steelton Bancorp, Inc. and its wholly-owned subsidiary (the "Corporation") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.


              We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steelton Bancorp, Inc. and its wholly-owned subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.





/s/Beard Miller Company LLP
---------------------------



Harrisburg, Pennsylvania
January 18, 2002

STEELTON BANCORP, INC.
CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------------------------------------
December 31,                                                                            2001                  2000
----------------------------------------------------------------------------------------------------------------------------

              ASSETS

Cash and due from banks                                                          $           580,181  $            278,524
Interest bearing deposits in other banks                                                   2,617,767             1,140,038
                                                                                --------------------------------------------
              Cash and cash equivalents                                                    3,197,948             1,418,562
Investment securities available for sale                                                  10,359,100            10,007,980
Investment securities held to maturity (fair value 2001 $2,387,828;
     2000 $5,341,664)                                                                      2,362,443             5,380,735
Loans receivable, net of allowance for loan losses 2001 $147,697;
     2000 $149,603                                                                        36,865,998            39,769,076
Federal Home Loan Bank stock, at cost                                                        989,200             1,030,700
Bank premises and equipment, net                                                           1,539,967             1,449,585
Accrued interest receivable and other assets                                               1,709,938             1,688,395
                                                                                --------------------------------------------
              Total assets                                                       $        57,024,594  $         60,745,033
                                                                                ============================================

     LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
     Deposits                                                                    $        33,555,174  $         34,133,250
     Advances from Federal Home Loan Bank                                                 17,185,303            19,398,854
     Advances from borrowers for insurance and taxes                                         277,084               305,662
     Accrued interest payable and other liabilities                                          335,871               262,479
                                                                                --------------------------------------------
              Total liabilities                                                           51,353,432            54,100,245
                                                                                --------------------------------------------
STOCKHOLDERS' EQUITY
     Preferred stock, no par value; 2,000,000 shares authorized;
         none issued and outstanding                                                               -                     -
     Common stock, $.10 par value; 8,000,000 shares authorized;
         issued 2001 416,515 shares; 2000 402,244 shares                                      41,652                40,224
     Surplus                                                                               3,942,710             3,665,748
     Retained earnings                                                                     3,759,801             3,889,722
     Unearned compensation                                                                  (362,015)             (422,598)
     Treasury stock, at cost, 2001 115,325 shares; 2000 39,427 shares                     (1,777,154)             (478,826)
     Accumulated other comprehensive income (loss)                                            66,168               (49,482)
                                                                                --------------------------------------------
              Total stockholders' equity                                                   5,671,162             6,644,788
                                                                                --------------------------------------------
              Total liabilities and stockholders' equity                         $        57,024,594  $         60,745,033
                                                                                ============================================

See Notes to Consolidated Financial Statements.

STEELTON BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME

----------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                                  2001                 2000
----------------------------------------------------------------------------------------------------------------------------
Interest and dividend income:
     Loans                                                                         $        3,062,947   $        2,977,575
     Securities:
         Taxable                                                                              778,853              923,647
         Tax exempt                                                                            86,598               90,674
     Dividends on FHLB stock                                                                   65,434               95,071
     Other                                                                                     72,643               58,018
                                                                                  ------------------------------------------
              Total interest and dividend income                                            4,066,475            4,144,985
                                                                                  ------------------------------------------
Interest expense:
     Deposits                                                                               1,464,985            1,544,340
     Advances from Federal Home Loan Bank                                                   1,152,545            1,080,298
                                                                                  ------------------------------------------
              Total interest expense                                                        2,617,530            2,624,638
                                                                                  ------------------------------------------
              Net interest income                                                           1,448,945            1,520,347

Provision for loan losses                                                                      24,000                7,000
                                                                                  ------------------------------------------
              Net interest income after provision for loan losses                           1,424,945            1,513,347
                                                                                  ------------------------------------------
Noninterest income:
     Fees and service charges                                                                 168,585              163,724
     Gain (loss) on sales of securities available for sale                                     11,725               (1,221)
     Earnings on bank owned life insurance                                                     56,709               32,824
     Other                                                                                     74,228               63,349
                                                                                  ------------------------------------------
              Total noninterest income                                                        311,247              258,676
                                                                                  ------------------------------------------
Noninterest expense:
     Salaries and employee benefits                                                           775,668              746,071
     Occupancy                                                                                116,082              101,644
     Equipment                                                                                242,433              189,539
     Professional fees                                                                        142,050              138,134
     Advertising                                                                               35,221               51,879
     Other                                                                                    201,827              173,802
                                                                                  ------------------------------------------
              Total noninterest expense                                                     1,513,281            1,401,069
                                                                                  ------------------------------------------
              Income before income taxes                                                      222,911              370,954

Income taxes                                                                                   30,625               83,316
                                                                                  ------------------------------------------
              Net income                                                           $          192,286   $          287,638
                                                                                  ==========================================

Per share data:
     Net income, basic                                                             $             0.63   $             0.80
                                                                                  ==========================================
     Net income, diluted                                                           $             0.58   $             0.78
                                                                                  ==========================================

See Notes to Consolidated Financial Statements.

STEELTON BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31, 2001 and 2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Accumulated
                                                                                                            Other         Total
                                      Common                    Retained      Unearned      Treasury    Comprehensive Stockholders'
                                      Stock       Surplus       Earnings    Compensation     Stock      Income (Loss)     Equity
                                   -------------------------------------------------------------------------------------------------
Balance, December 31, 1999         $   38,500  $  3,457,015  $  3,863,701  $   (308,000)  $         -   $  (279,138)  $  6,772,078
                                                                                                                      --------------
    Comprehensive income:
      Net income                            -             -       287,638             -             -             -        287,638
      Net change in unrealized
        gains (losses) on available
        for sale securities                 -             -             -             -             -       229,656        229,656
                                                                                                                      --------------

        Total comprehensive income                                                                                         517,294
                                                                                                                      --------------

    Stock purchased for treasury            -             -             -      (171,345)     (478,826)            -       (650,171)
    Earned compensation                     -         2,695             -        56,747             -             -         59,442
    Cash dividends declared
      ($.16 per share)                      -             -       (53,855)            -             -             -        (53,855)
    Stock dividend declared             1,724       206,038      (207,762)            -             -             -              -
                                   -------------------------------------------------------------------------------------------------

Balance, December 31, 2000             40,224     3,665,748     3,889,722      (422,598)     (478,826)      (49,482)     6,644,788
                                                                                                                      --------------
    Comprehensive income:
      Net income                            -             -       192,286             -             -             -        192,286
      Net change in unrealized
        gains (losses) on
        available for sale
        securities                          -             -             -             -             -       115,650        115,650
                                                                                                                      --------------

        Total comprehensive income                                                                                         307,936
                                                                                                                      --------------

    Stock purchased for treasury            -             -             -             -     (1,298,328)           -     (1,298,328)
    Earned compensation                     -        12,996             -        60,583             -             -         73,579
    Cash dividends declared
      ($.18 per share)                      -             -       (55,046)            -             -             -        (55,046)
    Stock dividend declared             1,428       263,966      (267,161)            -             -             -         (1,767)
                                   -------------------------------------------------------------------------------------------------
Balance, December 31, 2001         $   41,652  $  3,942,710  $  3,759,801  $   (362,015)  $ (1,777,154) $    66,168   $  5,671,162
                                   =================================================================================================

See Notes to Consolidated Financial Statements.

STEELTON BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                                      2001               2000
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                                      $         192,286   $         287,638
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Provision for loan losses                                                              24,000               7,000
         Depreciation                                                                           76,720              66,237
         Amortization (accretion) of securities, net                                            64,995              (8,672)
         ESOP and restricted stock plan expense                                                 73,579              59,442
         (Gain) loss on sales of securities                                                    (11,725)              1,221
         Earnings on bank-owned life insurance                                                 (56,709)            (32,824)
         Deferred income taxes (benefit)                                                         7,144              (8,185)
         (Increase) decrease in accrued interest receivable                                    114,002             (78,770)
         Increase (decrease) in accrued interest payable                                       (22,174)              2,073
         Other, net                                                                             50,013              (8,051)
                                                                                    -----------------------------------------
              Net cash provided by operating activities                                        512,131             287,109
                                                                                    -----------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Available for sale securities:
         Maturities and paydowns                                                             5,661,693           1,379,430
         Purchases                                                                          (8,536,413)           (780,624)
         Sales                                                                               5,551,057                   -
     Held to maturity securities:
         Maturities and paydowns                                                               521,236             365,324
         Purchases                                                                            (508,750)                  -
     Net (increase) decrease in loans                                                        2,879,078          (7,776,278)
     Purchase of bank-owned life insurance                                                           -          (1,000,000)
     Purchase of bank premises and equipment                                                  (167,102)           (302,895)
     (Purchase) sale of Federal Home Loan Bank stock                                            41,500            (338,900)
                                                                                    -----------------------------------------
              Net cash provided by (used in) investing activities                            5,442,299          (8,453,943)
                                                                                    -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase (decrease) in deposits                                                      (578,076)            867,123
     Net increase (decrease) in advances from borrowers for insurance and taxes                (28,578)             73,154
     Advances from Federal Home Loan Bank                                                   10,181,200          21,000,000
     Repayment of Federal Home Loan Bank advances                                          (12,394,751)        (14,935,891)
     Stock purchased for treasury and benefit plans                                         (1,298,328)           (650,171)
     Payment of dividends and cash in lieu of fractional shares                                (56,511)            (56,610)
                                                                                    -----------------------------------------
              Net cash provided by (used in) financing activities                           (4,175,044)          6,297,605
                                                                                    -----------------------------------------
              Increase (decrease) in cash and cash equivalents                               1,779,386          (1,869,229)

Cash and cash equivalents:
     Beginning                                                                               1,418,562           3,287,791
                                                                                    -----------------------------------------
     Ending                                                                          $       3,197,948   $       1,418,562
                                                                                    =========================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash payments for:
         Interest                                                                    $       2,639,704   $       2,622,565
                                                                                    =========================================
         Income taxes                                                                $          53,750   $         167,207
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

Basis of consolidation:
     The consolidated financial statements include the accounts of Steelton Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, Mechanics Savings Bank and the Bank's wholly-owned subsidiary, Baldwin Investment Corporation. All material intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:
     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment securities:
     Management determines the approximate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Corporation's investment securities are classified as available for sale and held to maturity and are accounted for as follows:

     o Securities held to maturity - Debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the terms of the securities.

     o Securities available for sale - Available for sale securities consist of investment securities not classified as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are included in other comprehensive income. Realized gains and losses on available for sale securities are included in income and are determined using the specific identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using the interest method over the terms of the securities.

     o Federal Home Loan Bank Stock - Federal law requires a member institution of the Federal Home Loan Bank System to hold stock of its district Federal Home Loan Bank according to a pre-determined formula. The stock is carried at cost.

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

     A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for loan losses (continued):
     Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

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

Off-balance sheet financial instruments:
     In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the balance sheet when they are funded.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive income:
     Comprehensive income for the Corporation consists of net income and unrealized gains or losses on available for sale securities and is presented in the consolidated statement of stockholders' equity. Unrealized securities gains or losses and the related tax impact included in comprehensive income are as follows:

                                                                                             Year Ended December 31,
                                                                                              2001              2000
                                                                                       --------------------------------------
                 Unrealized holding gains on available for sale securities              $       217,556   $        377,376
                 Unrealized holding losses on securities transferred from
                      held to maturity                                                          (30,603)                 -
                 Reclassification adjustment for (gains) losses realized in income              (11,725)             1,221
                                                                                       -------------------------------------
                               Net unrealized gains                                             175,228            378,597

                 Tax effect                                                                      59,578            148,941
                                                                                       -------------------------------------
                               Net of tax amount                                        $       115,650   $        229,656
                                                                                       =====================================

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

     Historical shares outstanding and per share data have been adjusted for a 5% stock dividend distributed in December 2001.

Treasury stock:
     The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Statements of cash flows:
     The Corporation considers all cash and due from banks and interest-bearing deposits in other banks to be cash equivalents for purposes of the statements of cash flows.

Reclassifications:
     Certain amounts in the 2000 consolidated financial statements have been reclassified to conform with the 2001 presentation. Such reclassifications had no impact on reported net income.

Segment reporting:
     The Corporation operates in a single business segment consisting of traditional savings bank activities.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New accounting standards:

     In July of 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets."

     Statement No. 141 requires all business combinations to be accounted for using the purchase method of accounting as use of the pooling-of-interests method is prohibited. In addition, this Statement requires that negative goodwill that exists after the basis of certain acquired assets is reduced to zero should be recognized as an extraordinary gain. The provisions of this Statement apply to all business combinations initiated after June 30, 2001.

     Statement No. 142 prescribes that goodwill associated with a business combination and intangible assets with an indefinite useful life should not be amortized but should be tested for impairment at least annually. The Statement requires intangibles that are separable from goodwill and that have a determinable useful life to be amortized over the determinable useful life. The provisions of this Statement became effective for the Corporation in January 2002 and require that goodwill and other intangible assets arising from acquisitions completed before July 1, 2001 be accounted for in accordance with the provisions of this Statement. At December 31, 2001, the Corporation had no goodwill or other intangible assets.

     In June of 2001, the Financial Accounting Standards Board issued Statement 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement will become effective for the Corporation on January 1, 2003.

     In August of 2001, the Financial Accounting Standards Board issued Statement 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets." This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the Disposal of a Segment of a Business." This Statement also amends ARB No. 51, "Consolidated Financial Statements." The provisions of this Statement became effective for the Bank on January 1, 2002.

     Adoption of these Statements did not have or is not expected to have a material impact on the Corporation's financial condition or results of operations.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2
--------------------------------------------------------------------------------
INVESTMENT SECURITIES

The amortized cost and estimated fair values of the Corporation's investment securities at December 31, 2001 and 2000 are summarized as follows:

                                                                              Gross          Gross
                                                            Amortized       Unrealized     Unrealized           Fair
                                                              Cost            Gains          Losses             Value
                                                       ---------------------------------------------------------------------
              Securities available for sale:
                   December 31, 2001:
                       U.S. Government and
                            federal agencies            $         400,000  $     14,026   $           -   $        414,026
                       Mortgage-backed securities:
                            Government agency                   9,082,222        95,194          (9,510)         9,167,906
                       Corporate obligations                      350,000             -               -            350,000
                       State and local governments                426,623         1,869          (1,324)           427,168
                                                       ---------------------------------------------------------------------

                                                        $      10,258,845  $    111,089   $     (10,834)  $     10,359,100
                                                       =====================================================================

                   December 31, 2000:
                       U.S. Government and
                            federal agencies            $       4,844,270  $     17,092   $     (19,131)  $      4,842,231
                       Mortgage-backed securities:
                            Government agency                   3,440,170        13,568         (21,389)         3,432,349
                            Corporate                             985,636             -         (56,026)           929,610
                       State and local governments                812,877         1,288         (10,375)           803,790
                                                       ---------------------------------------------------------------------

                                                        $      10,082,953  $     31,948   $    (106,921)  $     10,007,980
                                                       =====================================================================

              Securities held to maturity:
                   December 31, 2001:
                       Certificate of deposit           $         100,000  $          -   $           -   $        100,000
                       Mortgage-backed securities,
                            government agency                     964,968        20,463          (3,134)           982,297
                       State and local governments              1,297,475         9,559          (1,503)         1,305,531
                                                       ---------------------------------------------------------------------

                                                        $       2,362,443  $     30,022   $      (4,637)  $      2,387,828
                                                       =====================================================================

                   December 31, 2000:
                       Certificate of deposit           $         100,000  $          -   $           -   $        100,000
                       U.S. Government and
                            federal agencies                      620,000             -         (25,805)           594,195
                       Mortgage-backed securities:
                            Government agency                   3,053,162        22,110         (27,272)         3,048,000
                            Corporate                             311,031            48          (9,189)           301,890
                       State and local governments              1,296,542         2,545          (1,508)         1,297,579
                                                       ---------------------------------------------------------------------

                                                        $       5,380,735  $     24,703   $     (63,774)  $      5,341,664
                                                       =====================================================================

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2
--------------------------------------------------------------------------------
INVESTMENT SECURITIES (CONTINUED)

The following is a summary of the maturities of investment securities at December 31, 2001:

                                                              Available For Sale                  Held To Maturity
                                                     ------------------------------------------------------------------------
                                                         Amortized            Fair           Amortized           Fair
                                                            Cost             Value              Cost             Value
                                                     ------------------------------------------------------------------------
              Amounts maturing:
                    Due in one year or less          $              -   $              -  $        234,935  $       237,323
                    After one but within five years            99,902            101,770           149,803          153,015
                    After five but within ten years           326,721            325,397           414,750          415,353
                    After ten years                         9,832,222          9,931,933         1,562,955        1,582,137
                                                     ------------------------------------------------------------------------

                                                     $     10,258,845   $     10,359,100  $      2,362,443  $     2,387,828
                                                     ========================================================================

The amortized cost and fair value of securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During 2001, the Bank transferred securities with a carrying value of $2,880,467 and fair value of $2,849,864 from held to maturity to available for sale. The difference of $20,198, net of taxes of $10,405 was reflected in accumulated other comprehensive income. This transfer was an allowable transaction as permitted by the adoption of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Gross realized gains and gross realized losses on sales of securities available for sale were $ 42,836 and $31,111, respectively, in 2001 and $286 and $1,507, respectively, in 2000.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



3
--------------------------------------------------------------------------------
LOANS RECEIVABLE

Loans receivable at December 31, 2001 and 2000 consist of the following:

                                                                                        2001                  2000
                                                                                --------------------------------------------
              Loans secured by real estate:
                   Residential                                                   $        35,826,590  $         38,597,448
                   Commercial                                                                631,137             1,023,815
              Consumer                                                                       935,268               565,909
              Commercial                                                                      68,634                72,818
                                                                                --------------------------------------------
                                                                                          37,461,629            40,259,990
              Loans in process                                                              (205,081)              (50,155)
              Net deferred loan origination fees                                            (242,853)             (291,156)
              Allowance for loan losses                                                     (147,697)             (149,603)
                                                                                --------------------------------------------

                                                                                 $        36,865,998  $         39,769,076
                                                                                ============================================

The majority of the Bank's loan portfolio consists of single-family residential loans in the area of Dauphin County, Pennsylvania. The ultimate collectibility of a substantial portion of the Corporation's loan portfolio is susceptible to changes in local market conditions.

An analysis of the allowance for loan losses at December 31, 2001 and 2000 is as follows:

                                                                                          2001                 2000
                                                                                  ------------------------------------------
              Balance, beginning of year                                           $          149,603   $          168,200
                   Provision for loan losses                                                   24,000                7,000
                   Charge-offs                                                                (27,106)             (25,597)
                   Recoveries                                                                   1,200                    -
                                                                                  ------------------------------------------
              Balance, end of year                                                 $          147,697   $          149,603
                                                                                  ==========================================

Nonaccrual loans totaled $635,000 and $212,000 at December 31, 2001 and 2000, respectively. Nonaccrual loans are those on which income under the accrual method has been discontinued with subsequent interest payments credited to interest income when received or, if the ultimate collectibility of principal is in doubt, applied as principal reductions. The impact of nonaccrual loans was to reduce interest income by $28,956 and $11,498 for the years ended December 31, 2001 and 2000, respectively.

There were no impaired loans as of December 31, 2001 and 2000.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



4
--------------------------------------------------------------------------------
BANK PREMISES AND EQUIPMENT

A summary of bank premises and equipment at December 31, 2001 and 2000 follows:


                                                                                           2001               2000
                                                                                    ----------------------------------------

              Land                                                                   $         444,079   $         373,178
              Buildings and improvements                                                     1,141,016             879,598
              Furnishings and equipment                                                        735,500             622,911
              Construction in progress                                                               -             277,806
                                                                                    ----------------------------------------
                                                                                             2,320,595           2,153,493
              Less accumulated depreciation                                                    780,628             703,908
                                                                                    ----------------------------------------

                                                                                     $       1,539,967   $       1,449,585
                                                                                    ========================================


5
--------------------------------------------------------------------------------
DEPOSITS

Deposits at December 31, 2001 and 2000 consist of the following:

                                                                                          2001                 2000
                                                                                  ------------------------------------------
              Noninterest-bearing deposits                                         $        2,594,738   $        2,306,774
              Interest-bearing deposits:
                   NOW                                                                      1,936,649            1,654,653
                   Savings                                                                  5,868,413            5,134,016
                   Money market                                                             1,013,331            1,038,614
                   Certificates of deposit                                                 22,142,043           23,999,193
                                                                                  ------------------------------------------

                            Total deposits                                         $       33,555,174   $       34,133,250
                                                                                  ==========================================

The aggregate amount of certificates of deposit, including individual retirement accounts, with a minimum denomination of $100,000 was $3,575,604 and $4,021,925 at December 31, 2001 and 2000, respectively.

Maturities of certificates of deposit at December 31, 2001 are as follows:


              2002                                                                                    $         13,355,988
              2003                                                                                               4,683,505
              2004                                                                                               2,874,660
              2005                                                                                                 141,423
              2006                                                                                                 496,161
              Thereafter                                                                                           590,306
                                                                                                     -----------------------
                                                                                                      $         22,142,043
                                                                                                     =======================

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



6
--------------------------------------------------------------------------------
ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh and, as such, can take advantage of the FHLB program for overnight and term advances at published daily rates. Under the terms of a blanket collateral agreement, advances from the FHLB are collateralized by first mortgage loans and securities which totaled $44,763,000 at December 31, 2001. Advances available under this agreement are limited by available and qualifying collateral and the amount of FHLB stock held by the borrower. At December 31, 2001, the Bank could borrow an additional $20,252,000 based on qualifying collateral. Outstanding borrowings from the Federal Home Loan Bank are summarized as follows at December 31, 2001 and 2000:

                                                                      2001                              2000
                                                       ---------------------------------------------------------------------
                                                                             Weighted                          Weighted
                                                                              Average                           Average
                                                                             Interest                          Interest
                                                             Amount            Rate            Amount            Rate
                                                       ---------------------------------------------------------------------
              Maturity:
                   Within one year                      $       2,000,000       3.12  %   $       5,500,000       6.34  %
                   Within two years                             3,500,000       6.42              1,000,000       6.63
                   Within three years                                   -          -              3,500,000       6.42
                   Within four years                            2,935,303       7.39                      -         -
                   Within five years                                    -          -                      -         -
                   Thereafter                                   8,750,000       5.46              9,398,854       6.28
                                                       --------------------              --------------------
                                                        $      17,185,303                 $      19,398,854
                                                       ====================              ====================


7
--------------------------------------------------------------------------------
INCOME TAXES

The consolidated provision for income taxes for the years ended December 31, 2001 and 2000 are as follows:

                                                                                          2001                2000
                                                                                   -----------------------------------------
              Tax currently payable:
                   Federal                                                          $           22,066   $          72,533
                   State                                                                         1,415              18,968
              Deferred taxes (benefit)                                                           7,144              (8,185)
                                                                                   -----------------------------------------

                            Total income tax expense                                $           30,625   $          83,316
                                                                                   =========================================

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




7
--------------------------------------------------------------------------------
INCOME TAXES (CONTINUED)

The difference between the statutory federal income tax rate and the income tax expense included in the consolidated statements of income is as follows:

                                                                                               2001             2000
                                                                                        ------------------------------------

              Expected tax provision at 34% rate                                         $         75,789  $       126,124
              Tax-exempt interest income                                                          (27,262)         (35,319)
              Earnings on bank-owned life insurance                                               (19,281)         (11,160)
              State tax effect                                                                        934           12,519
              Other                                                                                   445           (8,848)
                                                                                        ------------------------------------
                                                                                         $         30,625  $        83,316
                                                                                        ====================================

Income taxes (benefit) of $3,987 and ($415) were recorded related to securities gains (losses) in the years ended December 31, 2001 and 2000, respectively.

Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities for the years ended December 31, 2001 and 2000 are summarized as follows:

                                                                                            2001               2000
                                                                                     --------------------------------------
              Deferred tax assets:
                   Deferred loan fees                                                 $         82,570   $         99,333
                   Unrealized securities losses                                                      -             25,491
                   Allowance for loan losses                                                    44,945             36,418
                   Other                                                                        19,972             12,731
                                                                                     --------------------------------------

                            Total deferred tax assets                                          147,487            173,973
                                                                                     --------------------------------------
              Deferred tax liabilities:
                   Bank premises and equipment                                                 (18,077)           (11,928)
                   Unrealized securities gains                                                 (34,087)                 -
                                                                                     --------------------------------------

                            Total deferred tax liabilities                                     (52,164)           (11,928)
                                                                                     --------------------------------------

                            Net deferred tax asset                                    $         95,323   $        162,045
                                                                                     ======================================

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




7
--------------------------------------------------------------------------------
INCOME TAXES (CONTINUED)

The Corporation is permitted a special bad debt deduction for federal income tax purposes which is limited generally to an amount calculated under the experience method as defined in the Internal Revenue Code (Code). With the passage of the Small Business Jobs Protection Act of 1996 (Act), thrift institutions are no longer permitted to use the percentage of taxable income method of computing additions to their bad debt reserves as provided for in the Code. In addition, the excess of the thrift's bad debt reserves over those permitted, as defined under the provisions of the Act, are required to be recaptured into income for federal income tax purposes over a six-year period. Excess reserves are those reserves in excess of the base year reserves generally defined as the balance of reserves as of December 31, 1987. In accordance with SFAS 109, "Accounting for Income Taxes," a deferred liability has not been established for the tax bad debt base year reserve of the Corporation. Therefore, retained earnings at December 31, 2001 and 2000 includes approximately $703,000 representing such bad debt deductions for which no deferred taxes have been provided.

Management has determined that it is not required to establish a valuation reserve for the deferred tax assets since it is more likely than not that the deferred tax assets will be realized through carryback, future reversals of existing taxable temporary differences, future taxable income and tax planning strategies.


8
--------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY

On July 8, 1999, the Bank completed a mutual to stock conversion (the "Conversion"). In connection with the Conversion, the Corporation sold 424,463 shares (adjusted for stock dividends) of its common stock in a subscription offering at $9.07 per share (adjusted for stock dividends). Upon completion of these transactions, the Bank became the wholly-owned subsidiary of the Corporation and changed its name from Mechanics Savings and Loan, FSA to Mechanics Savings Bank.

At the time of its mutual to stock Conversion, the Bank segregated and restricted approximately $3.7 million of retained earnings in a liquidation account for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank, and only in such an event, eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted balances of all qualifying deposits then held. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits.

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


9
--------------------------------------------------------------------------------
STOCK-BASED COMPENSATION

The Corporation has an Employee Stock Ownership Plan (the "ESOP") which provides for annual contributions at the discretion of the Corporation. Employees are eligible to participate after one year of service and are vested after five years of service. In 1999, the ESOP purchased 33,957 shares (adjusted for stock dividends) of the Corporation's common stock at a total cost of $308,000 through a loan financed by the Corporation. Dividends are paid on allocated shares and credited to participants' accounts. Compensation expense associated with the ESOP totaled $45,276 for 2001 and $33,496 for 2000. The fair value of the 27,165 unearned ESOP shares (adjusted for stock dividends) approximated $502,000 at December 31, 2001.

In 2000, the Corporation established the Restricted Stock Plan (the "Plan") under which shares were awarded to directors and certain employees. Under the terms of the plan, each non-employee director was awarded 841 shares for a total of 4,205 shares and certain employees were awarded a total of 12,611 shares as determined by a Board appointed committee. (The number of shares were adjusted for stock dividends.) Granted shares are earned and non-forfeitable at the rate of 20% on the one-year anniversary of the date of the grant and 20% annually for the next four years if service continues. Unearned compensation, representing the fair market value of the shares at the issuance date, will be charged to expense over the vesting period. The Corporation recognized expense of $28,303 and $25,946 for the portion of shares vesting in 2001 and 2000, respectively.

In 2000, the Corporation established the 2000 Stock Option Plan (the "Option Plan"), which provides for the granting of options to Directors and certain employees. Under the terms of the Option Plan in 2000, each non-employee director was awarded 2,122 options for a total of 10,610 options and certain employees were awarded a total of 31,836 options as determined by a Board appointed committee. The exercise price of the options is $8.33, which represents the fair market value of the related shares on the grant date. (The number of options and exercise price were adjusted for stock dividends.) The options are exercisable at the rate of 20% on the one-year anniversary of the date of the grant and 20% annually for the next four years if service continues. The options expire after a ten-year period. No options were granted in 2001. At December 31, 2001, 42,446 options were outstanding, of which 8,486 options were exercisable. The remaining contractual life of these options was approximately 8 years.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



9
--------------------------------------------------------------------------------
STOCK-BASED COMPENSATION (CONTINUED)

The pro forma impact as though compensation expense associated with the Option Plan had been determined under the recognition provisions of FASB Statement No. 123, is as follows for 2001 and 2000:

                                                                2001                                   2000
                                               -----------------------------------------------------------------------------
                                                     Reported           Pro Forma           Reported          Pro Forma
                                               -----------------------------------------------------------------------------
             Net income                         $  192,286          $         172,346  $         287,638  $         270,847
                                               =============================================================================

             Basic earnings per share           $     0.63          $            0.56  $            0.80  $            0.76
                                               =============================================================================

             Diluted earnings per share         $     0.58          $            0.52  $            0.78  $            0.74
                                               =============================================================================

The pro forma impact is based on a grant date fair value of $2.38 (adjusted for stock dividends) per option computed using the Black-Scholes model and the following assumptions: dividend yield of 1.72%, expected volatility of 15%, interest rate of 6.63% and an expected life of 7 years.


10
--------------------------------------------------------------------------------
EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

                                                                                              2001             2000
                                                                                       ------------------------------------
              Numerator, net income                                                     $       192,286   $       287,638
                                                                                       ====================================
              Denominators:
                   Average basic shares outstanding                                             306,032           358,484
                   Average dilutive option effect                                                19,795             6,297
                   Average restricted stock effect                                                4,004             2,951
                                                                                       ------------------------------------
                            Average dilutive shares outstanding                                 329,831           367,732
                                                                                       ====================================
              Earnings per share:
                   Basic                                                                $          0.63   $          0.80
                                                                                       ====================================
                   Diluted                                                              $          0.58   $          0.78
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

The following table provides a comparison of the Bank's risk-based capital position to regulatory capital requirements:

                                                                                                          To Be Well
                                                              Actual              For Capital         Capitalized Under
                                                                                    Adequacy          Prompt Corrective
                                                                                    Purposes          Action Provisions
                                                      ----------------------------------------------------------------------
                                                         Amount      Ratio      Amount     Ratio      Amount      Ratio
                                                      ----------------------------------------------------------------------
                                                                             (Dollars In Thousands)
         December 31, 2001:
              Total capital (to risk-weighted assets)  $    5,140   18.98 %   $    2,166    8.00 %  $    2,708    10.00 %
              Tier 1 capital (to risk-weighted assets)      4,993   18.44            N/A    N/A          1,624     6.00
              Core (Tier 1) capital (to adjusted
                  total assets)                             4,993    8.84          2,260    4.00         2,825     5.00
              Tangible equity (to adjusted total
                  assets)                                   4,993    8.84            847    1.50           N/A      N/A
         December 31, 2000:
              Total capital (to risk-weighted assets)  $    5,688   19.03 %   $    2,391    8.00 %  $    2,989    10.00 %
              Tier 1 capital (to risk-weighted assets)      5,540   18.54            N/A    N/A          1,793     6.00
              Core (Tier 1) capital (to adjusted
                  total assets)                             5,540    9.27          2,391    4.00         2,988     5.00
              Tangible equity (to adjusted total
                  assets)                                   5,540    9.27            897    1.50           N/A      N/A

As of December 31, 2001, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action based on the most recent examination by the OTS. There are no conditions or events which have occurred since notification that management believes have changed the institution's category.

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



12
--------------------------------------------------------------------------------
PENSION AND RETIREMENT SAVINGS PLANS

The Corporation had a qualified, noncontributory, fully insured defined benefit pension plan which covered substantially all employees. The benefits were primarily based on years of service and earnings. The plan was fully insured through a contract with a life insurance company and, as such, the benefits of the plan were covered by the insurance contract. As a result, disclosure of the accumulated benefit obligations, plan assets and the components of annual pension expense required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," was not applicable. Pension expense of the Corporation, net of experienced-rated dividends, for the year ended December 31, 2000 was $51,204.

In 2001, the Bank switched its defined benefit plan to the Financial Institutions Retirement Fund (the "Fund"), administered by the Pentegra Group. The Fund is a multiple employer plan whereas the plan is a single trust commingled plan for investment purposes. Plan funding is determined based on an individual employer's benefit structure, demographics, salary experience and other pooled actuarial experience. Benefits are based on 1.5% of the high five-year average salary for each year of benefit service, up to a maximum of 25 years, with two-year to six-year step vesting.

The Fund is a pension plan that meets the criteria of a multiple employer pension plan as defined by FASB Statement No. 87, "Employers' Accounting for Pensions." FASB Statement No. 87 indicates that an employer participating in a multiple employer plan must recognize as net pension cost the required contribution for the period and shall recognize as a liability any contributions due and unpaid. As indicated by the actuarial valuation prepared by the Pentegra Group, the plan was fully funded at the end of the plan year and no contribution was required. Accordingly, disclosure of the accumulated benefit obligations, plan assets and the components of annual pension expense required by FASB Statement No. 87 is not applicable.

The Corporation is also a participant in the Financial Institution's Thrift Plan. The plan covers substantially all employees and is in participation with other institutions. The Plan is a qualified 401(k) salary deduction plan that permits participants to contribute up to 15% of their salary to the plan. Additionally, the Corporation provides matching contributions up to 6% of the participants' salaries. For the years ended December 31, 2001 and 2000, the Corporation's contributions totaled $21,167 and $19,642, respectively.

The Bank has entered into the Director Supplemental Retirement Plan - Defined Contribution. This plan is designed to provide an annual retirement benefit, to be paid to each director upon retirement from the Board, and a death benefit, to be paid to the director's beneficiary upon his or her death. To fund the benefits under this plan, the Bank is the owner and beneficiary of life insurance policies on the directors. The aggregate cash surrender value associated with all policies was $ 1,090,000 and $1,033,000 at December 31, 2001 and 2000, respectively. The amount charged to expense associated with this plan was $13,985 and $23,981 for the years ended December 31, 2001 and 2000, respectively.

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

The Corporation has outstanding loan commitments that are not reflected in the accompanying consolidated financial statements at December 31 as follows:

                                                    2001              2000
                                              ----------------------------------

              Unfunded loan commitments       $       264,000   $       477,000
              Unfunded lines of credit                308,000           344,000
                                              ----------------------------------

                                              $       572,000   $       821,000
                                              ==================================


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

STEELTON BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



14
--------------------------------------------------------------------------------
FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, 2001 and 2000 are as follows:

                                                                 2001                                2000
                                                  --------------------------------------------------------------------------
                                                       Carrying            Fair             Carrying            Fair
                                                        Amount             Value             Amount             Value
                                                  --------------------------------------------------------------------------
              Financial assets:
                   Cash and due from banks         $        580,181  $        580,181  $         278,524  $        278,524
                   Interest bearing deposits              2,617,767         2,617,767          1,140,038         1,140,038
                   Investments:
                       Available for sale                10,359,100        10,359,100         10,007,980        10,007,980
                       Held to maturity                   2,362,443         2,387,828          5,380,735         5,341,664
                   Loans receivable, net                 36,865,998        37,744,836         39,769,076        39,084,421
                   Federal Home Loan Bank
                       stock                                989,200           989,200          1,030,700         1,030,700
                   Accrued interest receivable              286,987           286,987            400,989           400,989

              Financial liabilities:
                   Deposits                              33,555,174        34,098,822         34,133,250        34,593,348
                   Advances from Federal
                       Home Loan Bank                    17,185,303        18,883,453         19,398,854        19,358,251
                   Accrued interest payable                 120,372           120,372            142,546           142,546

              Off balance sheet financial
                   instruments, unfunded
                   lending commitments                            -                 -                  -                 -



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


              The Corporation's Annual Report on Form 10-KSB for the fiscal year ended December 31 , 2001 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. James S. Nelson, Executive Vice President at the Corporation's Office. The Annual Meeting of Stockholders will be held on April 17, 2002 at 10:00 a.m. at Mechanics Savings Bank, 51 South Front Street, Steelton, Pennsylvania 17113.