Form 10KSB, Exhibit 13
period 2002-12-31
STEELTON BANCORP INC
filed 2003-03-28
CIK 1081212

STEELTON BANCORP, INC.

                          CONSOLIDATED FINANCIAL REPORT


                                DECEMBER 31, 2002

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
TABLE OF CONTENTS





                                                                    PAGE NO.

FINANCIAL STATEMENTS:

     Independent Auditor's Report                                      1

     Consolidated Balance Sheets                                       2

     Consolidated Statements of Income                                 3

     Consolidated Statements of Stockholders' Equity                   4

     Consolidated Statements of Cash Flows                             5

     Notes to Consolidated Financial Statements                        6

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Steelton Bancorp, Inc.
Steelton, Pennsylvania


     We have audited the accompanying consolidated balance sheets of Steelton Bancorp, Inc. and its wholly-owned subsidiary (the "Corporation") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steelton Bancorp, Inc. and its wholly-owned subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ Beard Miller Company LLP
----------------------------


Harrisburg, Pennsylvania
January 17, 2003

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

                                                                                       December 31,
                                                                                --------------------------
                                                                                 2002             2001
                                                                                -----------    -----------
                                     ASSETS

   Cash and due from banks                                                      $ 1,027,734    $   580,181
   Interest bearing deposits in other banks                                       3,624,071      2,617,767
                                                                                -----------    -----------

       Cash and Cash Equivalents                                                  4,651,805      3,197,948

   Investment securities available for sale                                      17,891,505     10,359,100
   Investment securities held to maturity, fair value 2002 $1,599,698;
      2001 $2,387,828                                                             1,579,272      2,362,443
   Loans receivable, net of allowance for loan losses 2002 $256,383;
      2001 $147,697                                                              29,022,909     36,615,998
   Federal Home Loan Bank stock, at cost                                            980,900        989,200
   Bank premises and equipment, net                                               1,560,272      1,539,967
   Accrued interest receivable and other assets                                   2,200,539      1,959,938
                                                                                -----------    -----------

       Total Assets                                                             $57,887,202    $57,024,594
                                                                                ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

   Deposits                                                                     $33,358,179    $33,555,174
   Advances from Federal Home Loan Bank                                          17,917,126     17,185,303
   Advances from borrowers for insurance and taxes                                  252,620        277,084
   Accrued interest payable and other liabilities                                   641,301        335,871
                                                                                -----------    -----------

       Total Liabilities                                                         52,169,226     51,353,432
                                                                                -----------    -----------

STOCKHOLDERS' EQUITY

   Preferred stock, no par value; 2,000,000 shares authorized;                            -              -
      none issued and outstanding
   Common stock, $.10 par value; 8,000,000 shares authorized;
      issued 416,515 shares                                                          41,652         41,652
   Surplus                                                                        3,963,434      3,942,710
   Retained earnings                                                              3,711,359      3,759,801
   Unearned compensation                                                           (292,677)      (362,015)
   Treasury stock, at cost 2002 116,225 shares; 2001 115,325 shares              (1,794,254)    (1,777,154)
   Accumulated other comprehensive income                                            88,462         66,168
                                                                                -----------    -----------

       Total Stockholders' Equity                                                 5,717,976      5,671,162
                                                                                -----------    -----------

       Total Liabilities and Stockholders' Equity                               $57,887,202    $57,024,594
                                                                                ===========    ===========


See notes to consolidated financial statements.
--------------------------------------------------------------------------------

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME



                                                                         Years Ended December 31,
                                                                       ---------------------------
                                                                          2002             2001
                                                                       ----------       ----------

INTEREST AND DIVIDEND INCOME

   Loans                                                               $2,627,245       $3,062,947
   Securities:
      Taxable                                                             581,543          778,853
      Tax exempt                                                           94,001           86,598
   Dividends on FHLB stock                                                 35,055           65,434
   Other                                                                   72,710           72,643
                                                                       ----------       ----------

       Total Interest and Dividend Income                               3,410,554        4,066,475
                                                                       ----------       ----------

INTEREST EXPENSE
   Deposits                                                             1,042,943        1,464,985
   Advances from Federal Home Loan Bank                                 1,008,288        1,152,545
                                                                       ----------       ----------

       Total Interest Expense                                           2,051,231        2,617,530
                                                                       ----------       ----------

       Net Interest Income                                              1,359,323        1,448,945

PROVISION FOR LOAN LOSSES                                                 142,000           24,000
                                                                       ----------       ----------

       Net Interest Income after Provision for Loan Losses              1,217,323        1,424,945
                                                                       ----------       ----------

NONINTEREST INCOME
   Fees and service charges                                               176,292          168,585
   Gain on sales of securities available for sale                         176,850           11,725
   Earnings on bank owned life insurance                                   55,462           56,709
   Other                                                                   61,905           74,228
                                                                       ----------       ----------

       Total Noninterest Income                                           470,509          311,247
                                                                       ----------       ----------

NONINTEREST EXPENSE
   Salaries and employee benefits                                         812,268          775,668
   Occupancy                                                              122,441          116,082
   System conversion                                                       95,777                -
   Equipment                                                              106,907           85,898
   Professional fees                                                      223,923          142,050
   Data processing                                                        138,945          156,535
   Advertising                                                             21,497           35,221
   Other                                                                  233,146          201,827
                                                                       ----------       ----------

       Total Noninterest Expenses                                       1,754,904        1,513,281
                                                                       ----------       ----------

       Income (Loss) before Income Taxes (Benefit)                        (67,072)         222,911

INCOME TAXES (BENEFIT)                                                    (68,349)          30,625
                                                                       ----------       ----------

       Net Income                                                      $    1,277       $  192,286
                                                                       ==========       ==========

PER SHARE DATA
   Net income, basic                                                    $    0.00       $     0.63
                                                                        =========       ==========

   Net income, diluted                                                  $    0.00       $     0.58
                                                                        =========       ==========



See notes to consolidated financial statements.
--------------------------------------------------------------------------------

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                                       Accumulated
                                                                                                          Other           Total
                                Common                     Retained      Unearned      Treasury     Comprehensive    Stockholders
                                 Stock         Surplus     Earnings     Compensation     Stock       Income (Loss)      Equity
                               -----------  ------------  ------------  ------------   -----------   -------------   -------------

BALANCE - DECEMBER 31, 2000      $40,224     $3,665,748    $3,889,722     $(422,598)    $(478,826)       $(49,482)     $6,644,788
                                                                                                                       -----------
Comprehensive income:
    Net income                         -              -       192,286             -             -               -         192,286
    Net change in unrealized gains
     (losses) on available for
      sale securities                  -              -             -             -             -         115,650         115,650
                                                                                                                       -----------

    Total Comprehensive Income                                                                                            307,936
                                                                                                                       -----------

    Stock purchased for treasury                      -             -             -    (1,298,328)              -      (1,298,328)
    Earned compensation                -         12,996             -        60,583             -               -          73,579
    Cash dividends declared
       ($.18 per share)                -              -       (55,046)            -             -               -         (55,046)
    Stock dividend declared        1,428        263,966      (267,161)            -             -               -          (1,767)
                               ---------     ----------    ----------     ---------   -----------         -------      ----------

BALANCE - DECEMBER 31, 2001       41,652      3,942,710     3,759,801      (362,015)   (1,777,154)         66,168       5,671,162
                                                                                                                       ----------
Comprehensive income:
    Net income                         -              -         1,277             -             -               -           1,277
    Net change in unrealized gains
     (losses) on available for
     sale securities                   -              -             -             -             -          22,294          22,294
                                                                                                                       ----------

    Total Comprehensive Income                                                                                             23,571
                                                                                                                       ----------

    Stock purchased for treasury       -              -             -             -       (17,100)              -         (17,100)
    Earned compensation                -         20,724             -        69,338             -               -          90,062
    Cash dividends declared
       ($.18 per share)                -              -       (49,719)            -             -               -         (49,719)
                               ---------     ----------    ----------     ---------   -----------         -------      ----------

BALANCE - DECEMBER 31, 2002      $41,652     $3,963,434    $3,711,359     $(292,677)  $(1,794,254)        $88,462      $5,717,976
                               =========     ==========    ==========     =========   ===========         =======      ==========



See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                                        4

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                   Years Ended December 31,
                                                                                ------------------------------
                                                                                    2002              2001
CASH FLOWS FROM OPERATING ACTIVITIES                                            ------------      ------------

   Net income                                                                   $      1,277      $    192,286
   Adjustments to reconcile net income to net cash provided by operating activities:
         Provision for loan losses                                                   142,000            24,000
         Depreciation                                                                 96,060            76,720
         Amortization of securities, net                                             117,917            64,995
         ESOP and restricted stock plan expense                                       90,062            73,579
         Gain on sales of securities available for sale                             (176,850)          (11,725)
         Earnings on bank-owned life insurance                                       (55,462)          (56,709)
         Deferred income taxes (benefit)                                             (19,015)            7,144
         Decrease in accrued interest receivable                                      26,376           114,002
         Increase (decrease) in accrued interest payable                               9,925           (22,174)
         Other, net                                                                   91,521          (199,987)
                                                                                ------------      ------------

         Net Cash Provided by Operating Activities                                   323,811           262,131
                                                                                ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Available for sale securities:
      Maturities and paydowns                                                      4,663,900         5,661,693
      Purchases                                                                  (21,835,692)       (8,536,413)
      Sales                                                                        9,735,706         5,551,057
   Held to maturity securities:
      Maturities and paydowns                                                        779,563           521,236
      Purchases                                                                            -          (508,750)
   Net decrease in loans                                                           7,451,089         3,129,078
   Purchase of bank premises and equipment                                          (116,365)         (167,102)
   Redemption of Federal Home Loan Bank stock                                          8,300            41,500
                                                                                ------------      ------------

         Net Cash Provided by Investing Activities                                   686,501         5,692,299
                                                                                ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net decrease in deposits                                                         (196,995)         (578,076)
   Net decrease in advances from borrowers for insurance and taxes                   (24,464)          (28,578)
   Advances from Federal Home Loan Bank                                            6,500,000        10,181,200
   Repayment of Federal Home Loan Bank advances                                   (5,768,177)      (12,394,751)
   Stock purchased for treasury                                                      (17,100)       (1,298,328)
   Payment of dividends and cash in lieu of fractional shares                        (49,719)          (56,511)
                                                                                ------------      ------------

         Net Cash Provided by (Used in) Financing Activities                         443,545        (4,175,044)
                                                                                ------------      ------------

         Net Increase in Cash and Cash Equivalents                                 1,453,857         1,779,386

CASH AND CASH EQUIVALENTS - BEGINNING                                              3,197,948         1,418,562
                                                                                ------------      ------------

CASH AND CASH EQUIVALENTS - ENDING                                              $  4,651,805      $  3,197,948
                                                                                ============      ============

SUPPLEMENTARY CASH FLOWS INFORMATION
   Interest paid                                                                $  2,041,006      $  2,639,704
                                                                                ============      ============

   Income taxes paid                                                            $     10,000      $     53,750
                                                                                ============      ============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                                        5

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - NATURE OF OPERATIONS

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

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Consolidation

     The consolidated financial statements include the accounts of Steelton Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, Mechanics Savings Bank and the Bank's wholly-owned subsidiary, Baldwin Investment Corporation. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

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

Investment Securities

     Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Corporation's investment securities are classified as available for sale and held to maturity and are accounted for as follows:

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

     o Federal Home Loan Bank Stock - Federal law requires a member institution of the Federal Home Loan Bank System to hold restricted stock of its district Federal Home Loan Bank according to a pre-determined formula. The restricted stock is carried at cost.


--------------------------------------------------------------------------------
                                        6

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Loans Receivable

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

Allowance for Loan Losses

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

     A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by the fair value of the collateral if the loan is collateral dependent.

     Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.


--------------------------------------------------------------------------------
                                       7

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Bank Premises and Equipment

     Bank premises and equipment are comprised of land, at cost, and buildings, building improvements, furnishings and equipment at cost less accumulated depreciation. Depreciation charges are computed on the straight-line and declining balance methods over the estimated useful lives of the related assets.

Stock Based Compensation

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

Income Taxes

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

Advertising

     Advertising costs are expensed as incurred.

Off-Balance Sheet Financial Instruments

     In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the balance sheet when they are funded.

Earnings per Share

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

Treasury Stock

     The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.


--------------------------------------------------------------------------------
                                       8

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Statements of Cash Flows

     The Corporation considers all cash and due from banks and interest-bearing deposits in other banks to be cash equivalents for purposes of the statements of cash flows.

Comprehensive Income

     Comprehensive income for the Corporation consists of net income and unrealized gains or losses on available for sale securities and is presented in the consolidated statement of stockholders' equity. Unrealized securities gains or losses and the related tax impact included in comprehensive income are as follows:

                                                                                  Years Ended December 31,
                                                                                  -------------------------
                                                                                     2002            2001
                                                                                  ---------        --------


      Unrealized holding gains on available for sale securities                    $ 210,629        $217,556
      Unrealized holding losses on securities transferred from held to maturity            -         (30,603)
      Reclassification adjustment for gains realized in income                      (176,850)        (11,725)
                                                                                   ---------        --------

             Net Unrealized Gains                                                     33,779         175,228

      Tax effect                                                                     (11,485)        (59,578)
                                                                                   ---------        --------

             Net of Tax Amount                                                     $  22,294        $115,650
                                                                                   =========        ========

Reclassifications

     Certain amounts in the 2001 consolidated financial statements have been reclassified to conform with the 2002 presentation. Such reclassifications had no impact on reported net income.

Segment Reporting

     The Corporation operates in a single business segment consisting of traditional savings bank activities.

New Accounting Standards

     In July 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement became effective for the Corporation on January 1, 2003 and did not have any impact on its financial condition or results of operations.


--------------------------------------------------------------------------------
                                       9

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

New Accounting Standards (Continued)

     In July 2002, the Financial Accounting Standards Board issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullifies EITF Issue 94-3, "Liability Recognition for Certain
     Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement delays recognition of these costs until liabilities are incurred, rather than at the date of commitment to the plan, and requires fair value measurement. It does not impact the recognition of liabilities incurred in connection with a business combination or the disposal of long-lived assets. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002 and are not expected to have a significant impact on the Corporation's financial condition or results of operations.

     In October 2002, the Financial Accounting Standards Board issued Statement No. 147, "Acquisitions of Certain Financial Institutions." This statement provides guidance on accounting for the acquisition of a financial institution, including the acquisition of part of a financial institution. The statement defines criteria for determining whether the acquired financial institution meets the conditions for a "business combination." If the acquisition meets the conditions of a "business combination", the specialized accounting guidance under Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" will not apply after September 30, 2002 and the amount of any unidentifiable intangible asset will be reclassified to goodwill upon adoption of Statement No. 147. The transition provisions were effective on October 1, 2002 and did not have any impact on the Corporation's financial condition or results of operations.

NOTE 3 - INVESTMENT SECURITIES

     The  amortized  cost  and  estimated  fair  values  of  the   Corporation's
     investment securities at December 31, 2002 and 2001 are summarized as follows:

                                                            Gross         Gross
                                             Amortized    Unrealized    Unrealized       Fair
                                                Cost        Gains        Losses         Value
                                             -----------  ----------    ----------   -----------


SECURITIES AVAILABLE FOR SALE:
     December 31, 2002:
         Mortgage-backed securities          $16,713,195   $117,702       $ (7,803)  $16,823,094
         Corporate obligations                   350,000     21,140              -       371,140
         State and local governments             694,276      2,995              -       697,271
                                             -----------   --------       --------   -----------

                                             $17,757,471   $141,837       $ (7,803)  $17,891,505
                                             ===========   ========       ========   ===========

     December 31, 2001:
         U.S. Government and federal
           agencies                          $   400,000   $ 14,026             -    $   414,026
         Mortgage-backed securities            9,082,222     95,194        (9,510)     9,167,906
         Corporate obligations                   350,000          -             -        350,000
         State and local governments             426,623      1,869        (1,324)       427,168
                                             -----------   --------      --------    -----------

                                             $10,258,845   $111,089      $(10,834)   $10,359,100
                                             ===========   ========      ========    ===========

--------------------------------------------------------------------------------
                                       10

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 3 - INVESTMENT SECURITIES (CONTINUED)


                                                            Gross         Gross
                                             Amortized    Unrealized    Unrealized       Fair
                                                Cost        Gains        Losses         Value
                                             -----------  ----------    ----------   -----------

SECURITIES HELD TO MATURITY:
     December 31, 2002:
         Certificate of deposit                $  100,000    $     -       $     -    $  100,000
         Mortgage-backed securities               516,220     12,859          (996)      528,083
         State and local governments              963,052      8,563             -       971,615
                                               ----------    -------       -------    ----------

                                               $1,579,272    $21,422       $  (996)   $1,599,698
                                               ==========    =======       =======    ==========

     DECEMBER 31, 2001:
         Certificate of deposit                $  100,000    $     -       $     -    $  100,000
         Mortgage-backed securities               964,968     20,463        (3,134)      982,297
         State and local governments            1,297,475      9,559        (1,503)    1,305,531
                                               ----------    -------       -------    ----------

                                               $2,362,443    $30,022       $(4,637)   $2,387,828
                                               ==========    =======       =======    ==========

     The following is a summary of the maturities of investment securities at December 31, 2002:

                                             Available for Sale             Held to Maturity
                                         --------------------------    ------------------------
                                         Amortized          Fair       Amortized       Fair
                                            Cost            Value        Cost          Value
                                         -----------    -----------    ----------    ----------

Amounts maturing:
     Due in one year or less             $         -    $         -    $  149,924    $  151,435
     After one but within five years         363,345        369,524             -             -
     After five but within ten years         970,467        977,046       431,697       433,311
     After ten years                      16,423,659    $16,544,935       997,651     1,014,952
                                         -----------    -----------    ----------    ----------

                                         $17,757,471    $17,891,505    $1,579,272    $1,599,698
                                         ===========    ===========    ==========    ==========



--------------------------------------------------------------------------------
                                       11

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - INVESTMENT SECURITIES (CONTINUED)

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

Gross realized gains and gross realized losses on sales of securities available for sale were $176,850 and $-0-, respectively, in 2002 and $42,836 and $31,111, respectively, in 2001.


NOTE 4 - LOANS RECEIVABLE

Loans receivable at December 31, 2002 and 2001 consist of the following:


                                                   2002            2001
                                               -----------     -----------
     Loans secured by real estate:
          Residential                          $28,224,724     $35,826,590
          Commercial                               555,412         381,137
     Consumer                                      846,694         935,268
     Commercial                                     77,128          68,634
                                               -----------     -----------

                                                29,703,958      37,211,629

     Loans in process                             (235,057)       (205,081)
     Net deferred loan origination fees           (189,609)       (242,853)
     Allowance for loan losses                    (256,383)       (147,697)
                                               -----------     -----------

                                               $29,022,909     $36,615,998
                                               ===========     ===========


--------------------------------------------------------------------------------
                                       12

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - LOANS RECEIVABLE (CONTINUED)

The majority of the Bank's loan portfolio consists of single-family residential loans in the area of Dauphin County, Pennsylvania. The ultimate collectibility of a substantial portion of the Corporation's loan portfolio is susceptible to changes in local market conditions.

An analysis of the allowance for loan losses at December 31, 2002 and 2001 is as follows:

                                                        2002          2001
                                                      --------      --------

          Balance, beginning of year                  $147,697      $149,603
               Provision for loan losses               142,000        24,000
               Charge-offs                             (33,416)      (27,106)
               Recoveries                                  102         1,200
                                                      --------      --------

          Balance, end of year                        $256,383      $147,697
                                                      ========      ========

Nonaccrual loans totaled $574,000 and $635,000 at December 31, 2002 and 2001, respectively. Nonaccrual loans are those on which income under the accrual method has been discontinued with subsequent interest payments credited to interest income when received or, if the ultimate collectibility of principal is in doubt, applied as principal reductions. The impact of nonaccrual loans was to reduce interest income by $29,786 and $28,956 for the years ended December 31, 2002 and 2001, respectively. There were no loans greater than 90 days past due and still accruing interest as of December 31, 2002 and 2001.

There were no impaired commercial loans as of December 31, 2002 and 2001.

NOTE 5 - BANK PREMISES AND EQUIPMENT

A summary of bank premises and equipment at December 31, 2002 and 2001 follows:

                                                 2002               2001
                                              ----------         ----------

          Land                                $  444,079         $  444,079
          Buildings and improvements           1,115,928          1,106,223
          Furnishings and equipment              569,728            466,407
                                              ----------         ----------

                                               2,129,735          2,016,709

          Accumulated depreciation              (569,463)          (476,742)
                                              ----------         ----------

                                              $1,560,272         $1,539,967
                                              ==========         ==========


--------------------------------------------------------------------------------
                                       13

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - DEPOSITS

Deposits at December 31, 2002 and 2001 consist of the following:

                                                2002             2001
                                            -----------      -----------

     Noninterest-bearing deposits           $ 3,039,045      $ 2,594,738
     Interest-bearing deposits:
          NOW                                 1,970,983        1,936,649
          Savings                             6,289,045        5,868,413
          Money market                        1,306,859        1,013,331
          Certificates of deposit            20,752,247       22,142,043
                                            -----------      -----------

            Total Deposits                  $33,358,179      $33,555,174
                                            ===========      ===========


The aggregate amount of certificates of deposit, including individual retirement accounts, with a minimum denomination of $100,000 was $3,300,160 and $3,575,604 at December 31, 2002 and 2001, respectively.

Maturities of certificates of deposit at December 31, 2002 are as follows:

          2003                           $10,442,237
          2004                             6,135,989
          2005                             1,808,891
          2006                               504,502
          2007                             1,242,568
          Thereafter                         618,060
                                         -----------

                                         $20,752,247
                                         ===========


--------------------------------------------------------------------------------
                                       14

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh and, as such, can take advantage of the FHLB program for overnight and term advances at published daily rates. Under the terms of a blanket collateral agreement, advances from the FHLB are collateralized by first mortgage loans and securities which totaled $40,851,000 at December 31, 2002. Advances available under this agreement are limited by available and qualifying collateral and the amount of FHLB stock held by the borrower. At December 31, 2002, the Bank could borrow an additional $16,551,000 based on qualifying collateral. Outstanding borrowings from the Federal Home Loan Bank are summarized as follows at December 31, 2002 and 2001:

                                     2002                      2001
                             -----------------------  ------------------------
                                           Weighted                  Weighted
                                            Average                   Average
                                           Interest                  Interest
                               Amount        Rate        Amount        Rate
                             -----------   ---------  -----------   ----------

Maturity:
     Within one year         $ 5,000,000     5.41%    $ 2,000,000      3.12%
     Within two years                  -       -        3,500,000      6.42
     Within three years        4,167,126     5.49               -        -
     Within four years                 -       -        2,935,303      7.39
     Within five years                 -       -                -        -
     Thereafter                8,750,000     5.46       8,750,000      5.46
                             -----------              -----------

                             $17,917,126              $17,185,303
                             ===========              ===========

Of the amounts outstanding at December 31, 2002, $5,000,000 are fixed rate, nonamortizing; $2,167,126 are fixed rate, amortizing; $8,750,000 are convertible from fixed to floating rate, nonamortizing and $2,000,000 are adjustable rate, nonamortizing. Of the amounts outstanding at December 31, 2001, $4,500,000 are fixed rate, nonamortizing; $2,935,303 are fixed rate, amortizing and $9,750,000 are convertible from fixed to floating rate, nonamortizing.


NOTE 8 - INCOME TAXES

The consolidated provision for federal income taxes for the years ended December 31, 2002 and 2001 is as follows:

                                                        2002        2001
                                                      --------     -------

     Tax currently payable (receivable)               $(49,334)    $23,481
     Deferred taxes (benefit)                          (19,015)      7,144
                                                      --------     -------

            Total Income Tax Expense (Benefit)        $(68,349)    $30,625
                                                      ========     =======


--------------------------------------------------------------------------------
                                       15

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - INCOME TAXES (CONTINUED)

The difference between the statutory federal income tax rate and the income tax expense (benefit) included in the consolidated statements of income is as follows:

                                                          2002         2001
                                                        --------     --------

    Expected tax provision (benefit) at 34% rate        $(22,804)    $ 75,789
    Tax-exempt interest income                           (27,354)     (27,262)
    Earnings on bank-owned life insurance                (18,857)     (19,281)
    Other                                                    666        1,379
                                                        --------     --------

                                                        $(68,349)    $ 30,625
                                                        ========     ========

Income taxes of $60,129 and $3,987 were recorded related to securities gains in the years ended December 31, 2002 and 2001, respectively.

Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities for the years ended December 31, 2002 and 2001 are summarized as follows:

                                                     2002         2001
                                                  ---------     ---------

    Deferred tax assets:
         Deferred loan fees                        $ 64,467     $  82,570
         Allowance for loan losses                   82,284        44,945
         Other                                       19,751        19,972
                                                   --------     ---------

           Total Deferred Tax Assets                166,502       147,487
                                                   --------     ---------

          Deferred tax liabilities:
               Bank premises and equipment          (18,077)      (18,077)
               Unrealized securities gains          (45,572)      (34,087)
                                                   --------     ---------

                 Total Deferred Tax Liabilities     (63,649)      (52,164)
                                                   --------     ---------

                 Net Deferred Tax Asset            $102,853     $  95,323
                                                   ========     =========

The Corporation is permitted a special bad debt deduction for federal income tax purposes which is limited generally to an amount calculated under the experience method as defined in the Internal Revenue Code (Code). With the passage of the Small Business Jobs Protection Act of 1996 (Act), thrift institutions are no longer permitted to use the percentage of taxable income method of computing additions to their bad debt reserves as provided for in the Code. In addition, the excess of the thrift's bad debt reserves over those permitted, as defined under the provisions of the Act, are required to be recaptured into income for federal income tax purposes over a six-year period. Excess reserves are those reserves in excess of the base year reserves generally defined as the balance of reserves as of December 31, 1987. In accordance with SFAS 109, "Accounting for Income Taxes," a deferred liability has not been established for the tax bad debt base year reserve of the Corporation. Therefore, retained earnings at December 31, 2002 and 2001 includes approximately $703,000 representing such bad debt deductions for which no deferred taxes have been provided.

--------------------------------------------------------------------------------
                                       16

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - INCOME TAXES (CONTINUED)

Management has determined that it is not required to establish a valuation reserve for the deferred tax assets since it is more likely than not that the deferred tax assets will be realized through carryback, future reversals of existing taxable temporary differences, future taxable income and tax planning strategies.

NOTE 9 - STOCKHOLDERS' EQUITY

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

NOTE 10 - STOCK-BASED COMPENSATION

The Corporation has an Employee Stock Ownership Plan (the "ESOP") which provides for annual contributions at the discretion of the Corporation. Employees are eligible to participate after one year of service and are vested after five years of service. In 1999, the ESOP purchased 33,957 shares (adjusted for stock dividends) of the Corporation's common stock at a total cost of $308,000 through a loan financed by the Corporation. Dividends are paid on allocated shares and credited to participants' accounts. Compensation expense associated with the ESOP totaled $61,504 for 2002 and $45,276 for 2001. The fair value of the 23,729 unearned ESOP shares approximated $508,000 at December 31, 2002.

In 2000, the Corporation established the Restricted Stock Plan (the "Plan") under which shares were awarded to directors and certain employees. Under the terms of the plan in 2000, each non-employee director was awarded 841 shares for a total of 4,205 shares and certain employees were awarded a total of 12,611 shares as determined by a Board appointed committee. (The number of shares were adjusted for stock dividends.) No shares were granted in 2002 and 2001. Granted shares are earned and non-forfeitable at the rate of 20% on the one-year anniversary of the date of the grant and 20% annually for the next four years if service continues. Unearned compensation, representing the fair market value of the shares at the issuance date, will be charged to expense over the vesting period. The Corporation recognized expense of $28,305 and $28,303 for the portion of shares vesting in 2002 and 2001, respectively.


--------------------------------------------------------------------------------
                                       17

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - STOCK-BASED COMPENSATION (CONTINUED)

In 2000, the Corporation established the 2000 Stock Option Plan (the "Option Plan"), which provides for the granting of options to Directors and certain employees. Under the terms of the Option Plan in 2000, each non-employee director was awarded 2,122 options for a total of 10,610 options and certain employees were awarded a total of 31,836 options as determined by a Board appointed committee. The exercise price of the options is $8.33, which represents the fair market value of the related shares on the grant date. (The number of options and exercise price were adjusted for stock dividends.) The options are exercisable at the rate of 20% on the one-year anniversary of the date of the grant and 20% annually for the next four years if service continues. The options expire after a ten-year period. No options were granted in 2002 and 2001. At December 31, 2002, 42,446 options were outstanding, of which 16,972 options were exercisable. The remaining contractual life of these options was approximately 7 years.

The Corporation accounts for the stock option plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:


                                                                                Years Ended December 31,
                                                                                ------------------------
                                                                                  2002            2001
                                                                                --------       ---------

     Net income, as reported                                                    $  1,277       $192,286
     Stock-based employee compensation expense included in
          reported net income, net of related taxes                               59,274         48,652
     Total stock-based employee compensation expense determined under fair
          value based method for all awards, net of related taxes                (79,214)       (68,592)
                                                                                --------       --------

            Pro Forma Net Income (Loss)                                         $(18,663)      $172,346
                                                                                ========       ========

     Earnings (loss) per share (basic):
          As reported                                                           $   0.00       $   0.63
          Pro forma                                                                (0.07)          0.56
     Earnings (loss) per share (assuming dilution):
          As reported                                                           $   0.00       $   0.58
          Pro forma                                                                (0.07)          0.52


The pro forma impact is based on a 2000 grant date fair value of $2.38 (adjusted for stock dividends) per option computed using the Black-Scholes model and the following assumptions: dividend yield of 1.72%, expected volatility of 26%, interest rate of 6.63% and an expected life of 7 years.

--------------------------------------------------------------------------------
                                       18

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

                                                         2002        2001
                                                       --------    --------
     Numerator, net income                             $  1,277    $192,286
                                                       ========    ========

     Denominators:
          Average basic shares outstanding              264,752     306,032
          Average dilutive option effect                 23,895      19,795
          Average restricted stock effect                 3,651       4,004
                                                       --------    --------

            Average Dilutive Shares Outstanding         292,298     329,831
                                                       ========    ========

     Earnings per share:
          Basic                                        $   0.00    $   0.63
                                                       ========    ========

          Diluted                                      $   0.00    $   0.58
                                                       ========    ========

NOTE 12 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts of ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital to assets (as defined).


--------------------------------------------------------------------------------
                                       19

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 - REGULATORY MATTERS (CONTINUED)

The following table provides a comparison of the Bank's risk-based capital position to regulatory capital requirements:

                                                                                              To be Well
                                                                                          Capitalized under
                                                               For Capital Adequacy       Prompt Corrective
                                              Actual                 Purposes             Action Provisions
                                         -----------------     ---------------------     ---------------------

                                          Amount    Ratio       Amount       Ratio        Amount       Ratio
                                         --------   ------     --------     --------     --------     --------
                                                               (Dollars in Thousands)



As of December 31, 2002:
  Total capital (to risk-weighted
      assets)                            $5,344     21.20%     $  2,017        8.00%     $  2,521       10.00%
  Tier 1 capital (to risk-weighted
      assets)                             5,088     20.18        N/A          N/A           1,513        6.00
  Core (Tier 1) capital (to adjusted
      total assets)                       5,088      8.88         2,292        4.00         2,865        5.00
  Tangible equity (to adjusted total
      assets)                             5,088      8.88           859        1.50        N/A          N/A


As of December 31, 2001:
  Total capital (to risk-weighted
      assets)                            $5,140     18.98%     $  2,166        8.00%     $  2,708       10.00%
  Tier 1 capital (to risk-weighted
      assets)                             4,993     18.44        N/A          N/A           1,624        6.00
  Core (Tier 1) capital (to adjusted
      total assets)                       4,993      8.84         2,260        4.00         2,825        5.00
  Tangible equity (to adjusted total
      assets)                             4,993      8.84           847        1.50        N/A          N/A



As of December 31, 2002, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action based on the most recent examination by the OTS. There are no conditions or events which have occurred since notification that management believes have changed the institution's category.

NOTE 13 - PENSION AND RETIREMENT SAVINGS PLANS

The Bank offers a defined benefit plan through the Financial Institutions Retirement Fund (the "Fund"), administered by the Pentegra Group. The Fund is a multiple employer plan whereas the plan is a single trust commingled plan for investment purposes. Plan funding is determined based on an individual employer's benefit structure, demographics, salary experience and other pooled actuarial experience. Benefits are based on 1.5% of the high five-year average salary for each year of benefit service, up to a maximum of 25 years, with two-year to six-year step vesting.

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


--------------------------------------------------------------------------------
                                       20

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 - PENSION AND RETIREMENT SAVINGS PLANS (CONTINUED)

The Corporation is also a participant in the Financial Institutions Thrift Plan. The plan covers substantially all employees and is in participation with other institutions. The Plan is a qualified 401(k) salary deduction plan that permits participants to contribute up to 15% of their salary to the plan. Additionally, the Corporation provides matching contributions up to 6% of the participants' salaries. For the years ended December 31, 2002 and 2001, the Corporation's contributions totaled $11,617 and $21,167, respectively.

The Bank has entered into the Director Supplemental Retirement Plan - Defined Contribution. This plan is designed to provide an annual retirement benefit, to be paid to each director upon retirement from the Board, and a death benefit, to be paid to the director's beneficiary upon his or her death. To fund the benefits under this plan, the Bank is the owner and beneficiary of life insurance policies on the directors. The aggregate cash surrender value associated with all policies was $1,145,000 and $ $1,090,000 at December 31, 2002 and 2001, respectively. The amount charged to expense associated with this plan was $25,683 and $23,981 for the years ended December 31, 2002 and 2001 respectively.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

The Corporation has outstanding loan commitments that are not reflected in the accompanying consolidated financial statements at December 31, 2002 and 2001 as follows:

                                                2002          2001
                                              --------      --------

          Unfunded loan commitments           $315,000      $264,000
          Unfunded lines of credit             369,000       308,000
                                              --------      --------

                                              $684,000      $572,000
                                              ========      ========




--------------------------------------------------------------------------------
                                       21

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

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

Investment Securities (including Mortgage-Backed Securities)

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

Federal Home Loan Bank Stock

     No ready market exists for this restricted stock that is held by the Corporation as required by law. However, redemption of this restricted stock has historically been at par value. Accordingly, the carrying amount is deemed to be a reasonable estimate of fair value.

Accrued Interest Receivable

     The carrying amount of accrued interest approximates its fair value.

Deposits

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

Advances from Federal Home Loan Bank

     The carrying amounts of advances from the Federal Home Loan Bank are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms.

--------------------------------------------------------------------------------
                                       22

STEELTON BANCORP, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

Accrued Interest Payable

     The carrying amount of accrued interest approximates its fair value.

Unfunded Lending Commitments

     Fair values for unfunded lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

The carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, 2002 and 2001 are as follows:


                                                        2002                                  2001
                                           -----------------------------      ----------------------------
                                            Carrying             Fair          Carrying           Fair
                                             Amount             Value           Amount            Value
                                           -------------    ------------      ------------    -------------

Financial assets:
     Cash and due from banks                $  1,027,734    $  1,027,734       $    580,181   $    580,181
     Interest bearing deposits                 3,624,071       3,624,071          2,617,767      2,617,767
     Investments:
         Available for sale                   17,891,505      17,891,505         10,359,100     10,359,100
         Held to maturity                      1,579,272       1,599,698          2,362,443      2,387,828
     Loans receivable, net                    29,022,909      32,168,548         36,615,998     37,744,836
     Federal Home Loan Bank stock                980,900         980,900            989,200        989,200
     Accrued interest receivable                 260,611         260,611            286,987        286,987

Financial liabilities:
     Deposits                                 33,358,179      35,900,015         33,555,174     34,098,822
     Advances from Federal Home Loan
         Bank                                 17,917,126      19,275,236         17,185,303     18,883,453
     Accrued interest payable                    130,597         130,597            120,372        120,372

Off-balance sheet financial instruments,
     unfunded lending commitments                      -               -                  -              -



NOTE 16 - PENDING MERGER

On December 20, 2002, the Corporation entered into a definitive merger agreement with Sun Bancorp, Inc. pursuant to which the Corporation will be merged into Sun Bancorp, Inc. Under the merger agreement, Mechanics Savings Bank and Baldwin Investment Corporation, the Corporation's two subsidiaries, will be merged into Sun Bank, a bank subsidiary of Sun Bancorp, Inc.

In the merger, each of the issued and outstanding shares of the Corporation's common stock will be exchanged for $22.04 per share in cash. In addition, each of the Corporation's outstanding options will be cashed out in an amount equal to the excess of the per share merger consideration, $22.04, over the per share exercise price of $8.33 per share. The merger has been approved by both organizations' Boards of Directors but is subject to approval by bank regulatory authorities and the Corporation's stockholders. The merger is expected to be completed in the first half of 2003.

--------------------------------------------------------------------------------
                                       23